

2023

NEOGEN ANNUAL REPORT

Table of Contents

By the Numbers

Pro Forma Sales — Fiscal Year 2023



98% Consumables

By Product

98% Consumables

2% Non-consumables



70% Food Safety

By Segment

70% Food Safety

30% Animal Safety



44% International

By Region

56% U.S. and Canada

13% Asia Pacific

15% Europe, Middle East, Africa

13% Latin America

3% Australia

The **advancement** of human and animal well-being through **science** and **technology** so we can fuel a **brighter future** for **global food security**.

Total Revenues
Dollars in thousands



Net Income
Dollars in thousands



Adjusted EBITDA[1]
Dollars in thousands



Equity
Dollars in thousands



[1] Adjusted EBITDA is a non-GAAP metric, a reconciliation of which to GAAP is presented on page 15.



A Message from
John Adent, President and CEO

To Our Shareholders, Employees, and Friends,

This fiscal year was a transformative year for Neogen.

The beginning of the fiscal year marked our 40th year of operations, a year that promised significant growth and change within the organization as we looked forward to the close of the 3M Food Safety transaction, positioning Neogen as the global leader in food security.

In September, we were pleased to report the successful completion of the 3M Food Safety transaction and welcomed a new era for Neogen, our employees, customers and shareholders. Together, we are well-positioned at the forefront of food security, with our expanded product portfolio providing solutions for every step of the food chain, from behind the farm gate to the dinner plate. Our enhanced global footprint makes our food and animal safety solutions available to an increased number of customers worldwide, keeping more people and animals safe and healthy.

I would be remiss not to acknowledge the incredible team we have here at Neogen, who continue to lead us through this transition. At every stage of this transition, our team members have demonstrated exactly what it is that makes Neogen a strong, healthy and thriving organization — commitment, adaptability, perseverance and teamwork.

All of our colleagues have taken ownership of the building of the new Neogen, continually working to create an organization that is able to deliver the highest-quality technologies and services to our customers.

We have approached this entire process with the mentality of "the best idea wins." We work together to find the best solutions, and I am incredibly proud of the headway that we have made together.

This process has not been easy, nor is it fully complete; however, we have made great progress to date on the integration. We recognize that there is still much work to do to achieve our goals and meet the expectations set for us by our employees, customers and shareholders.

The feedback we have gathered so far only motivates us, and our teams are eager to demonstrate our capabilities and bring great value to our customers.

Change and Growth

While perhaps the biggest highlight of the year was the completion of the 3M Food Safety merger and subsequent transition efforts, we have celebrated other wins across our Food and Animal Safety segments.

These wins have played an integral part in our overall success during the 2023 fiscal year, driving a 32nd consecutive year in which Neogen reported revenue increases over the previous year.

Food Safety

In our Food Safety segment, our team members have been hard at work learning our expanded product and service portfolio, streamlining processes and ensuring that we are well-equipped to handle both current and future demand.

While the transition has been a large focus, our teams have not slowed the development of new products and solutions for our global food safety customers. This fiscal year, we successfully launched new assays for the detection of allergens and natural toxins, including Veratox® VIP for Cashew, Reveal® and Reveal Q+ for Histamine and the new Reveal Q+ EndPoint for DON and Aflatoxin.

We also earned AOAC certification for our Reveal 3-D for Gluten and AOAC acceptance of the Megazyme Rapid Integrated Total Dietary Fiber (RINTDF) method as the industry-standard method.

The advancement of our food safety data analytics strategy was a particular focus this fiscal year, with our comprehensive Neogen Analytics Environmental Monitoring Program (EMP) cloud-based software helping food safety customers implement systems that reduce risk and elevate compliance. We expect our February acquisition of the technology and assets of Corvium, Inc., the Virginia-based provider of the software supporting Neogen Analytics, to drive further growth of this invaluable platform in food safety facilities around the world.

In June 2023, our Petrifilm™ Plate Reader Advanced won the 2023 Red Dot Award in the Product Design category. This prestigious honor is a testament to the time, efforts and expertise of the team members who joined us from the former 3M Food Safety Division, and we are grateful to have them as members of the Neogen team. We are committed to the continual development and investment in the Petrifilm platform as we look forward, particularly as it relates to innovation that unlocks additional potential in adjacent markets.

Animal Safety

Our Animal Safety segment plays a critical role in protecting the food supply on the farm and our team has remained focused on protecting the people and animals we care about around the world.

Our Neogen Viroxide Super™ disinfectant was approved for distribution in Canada by the Natural and Non-Prescriptive Health Products Directorate Branch of Health Canada, as well as added new label kill claims in the United States and Canada for bacteria and viruses on non-porous surfaces. Our Synergize® disinfectant officially launched in Europe, the Middle East, and Africa, taking our trusted solutions to new customers around the world.

We introduced several new products, including the new COMPANION™ Ready-To-Use disinfectant, which makes it easier to quickly sanitize animal care facilities. Also launched was the new Prozap Gamma-Defense insect control solution, a powerful solution for poultry producers that provides strong protection against common pests. The new K-Blue® Luminescent ONE, an innovative, one-bottle chemiluminescent substrate, also launched, offering a simple, easy-to-use option for immunoassay production. Finally, we released an upgraded version of our best-selling Ideal® D3™ detectable needles, with a patent-pending design intended to be six times more detectable than conventional and stainless-steel needles.

Our Genomics team also expanded on our DNA-testing capabilities, launching the Encompass™ results management and visualization platform for bovine Igenity customers,

providing greater insights into the data. This platform maximizes the benefits that Igenity customers receive from genomic testing and drives a more prosperous and sustainable animal protein ecosystem. The team also launched an industry-first DNA test for beef-on-dairy calves, enabling improved quality, efficiency and sustainability within the beef production industry. In the companion animal space, the team launched My CatScan® 2.0, a significantly upgraded and improved version of the test that now provides information on more than 120 genetic health conditions.

Looking Forward

Our excitement only grows as we look toward our 2024 fiscal year.

While there is still much to be completed and we are aware of some key areas for improvement, we see these as motivators to drive continued growth.

Construction of our new food safety facility in Lansing, Michigan, is ongoing, with our teams remaining focused on creating a manufacturing plan that maximizes efficiency while maintaining the quality that Neogen products are known for. Our new team members in Minnesota have begun transitioning to a recently opened facility in Oakdale, marking a large step in our transition activities.

We also announced the expansion of a facility in Lexington, Kentucky, converting 20,000 square feet of floor space into an ISO 8-level manufacturing area. This announcement comes in addition to the renovation and successful opening of our new distribution center in Mt. Sterling, Kentucky, which will help shorten customer lead times and allow us to ship products to our customers more efficiently.

Neogen is well-prepared and well-equipped to lead the company on our journey to be positioned at the forefront of food security, with the resources, capabilities and solutions to be a global provider.

Our team members remain dedicated to and enthusiastic about our mission, ready to share our products and solutions with our customers around the world, from behind the farm gate to the dinner plate.

Sincerely,

John Adent,
President and CEO



Becoming a Market Leader

At Neogen, protecting the world's food supply is a vital part of our promise and purpose.

This overarching goal is what drove us to pursue the combination of our operations with the former 3M Food Safety Division, which was successfully completed on September 1, 2022. Together, we are creating an innovative global leader in food safety, building even further upon our already strong platforms.

As a combined company, Neogen now has an enhanced geographic footprint, even more innovative product offerings, greater digitization capabilities and increased scale to capitalize on robust growth trends in sustainability, food safety and supply chain integrity.

The completion of this transaction marks an exciting new chapter for Neogen as we plan to benefit from the growing demand within the industry and become a leading innovator in food security.

Neogen now has a significantly expanded product offering in food safety, particularly in the areas of indicator testing and pathogen detection, which complement Neogen's existing microbiology lines. Neogen is now also able to offer its animal safety and genomics services to customers of the former 3M Food Safety Division — a new offering to these customers. This expanded product range increases the solutions with which Neogen can help customers protect the world's food supply from behind the farm gate to the dinner plate.

These complementary product offerings, combined with Neogen's data-driven analytics approach, create a compelling solution for customers as they seek an innovative partner to help increase efficiency and enhance food safety protocols.

Our Food Safety Segment

Neogen's Food Safety segment is engaged primarily in the production and marketing of diagnostic test kits and complementary products marketed to food producers and feed processors to detect dangerous and/or unintended substances in food and animal feed. Our industry-leading test kits are used to detect potential hazards or unintended substances in food and animal feed by testers ranging from small local grain elevators to the largest, best-known food and feed processors in the world, and numerous regulatory agencies.

Mycotoxins. Grain producers and processors of all types and sizes use our Veratox®, Agri-Screen®, Reveal®, Reveal Q+ and Reveal Q+ MAX tests to detect the presence of mycotoxins, including aflatoxin, aflatoxin M1, deoxynivalenol, fumonisin, ochratoxin, zearalenone, T-2/HT-2 toxin and ergot alkaloid, to help ensure product safety and quality in food and animal feed.









Food allergens. The world's largest producers of cookies, crackers, candy, ice cream and many other beta-processed foods use our Veratox, Alert®, Reveal, Reveal 3-D and BioKits testing products to help protect their food-allergic customers from the inadvertent contamination of products with food allergens, including, but not limited to, peanut, milk, egg, almond, gliadin (gluten), soy, hazelnut and coconut residues. Also included in our food allergen testing portfolio are Allergen Protein Rapid Kits and Allergen Protein ELISA Kits, acquired as part of the 3M Food Safety transaction.

Foodborne pathogens. Meat and poultry processors, seafood processors and fruit and vegetable producers, among others, are the primary users of Neogen's ANSR® and Reveal tests for foodborne bacteria, including *E. coli* O157:H7, *Salmonella*, *Listeria*, and *Campylobacter*. Neogen's ANSR pathogen detection system is an isothermal amplification reaction test method that exponentially amplifies the DNA of any bacteria present in food and environmental samples to detectable levels in ten minutes. The Molecular Detection System (MDS), an isothermal DNA detection and bioluminescence device, and unique Molecular Detection Assays provide a total solution for fast and accurate pathogen detection, also acquired as part of the 3M Food Safety transaction. Our innovative *Listeria* Right Now test detects the pathogen in less than 60 minutes without the need for sample enrichment.

Spoilage microorganisms. Our Soleris® products are used by food processors to identify the presence of spoilage organisms (e.g., yeast and mold) and other microbiological contamination in food. The sensitivity of the system allows detection in a fraction of the time needed for traditional methods, with less labor and handling time. Our NeoSeek™ genomics services utilize a novel application of metagenomics to determine all bacteria in a sample without introducing biases from culture media, and without the need to generate a bacterial isolate for each possible microbe in a sample.

Culture media. Neogen Culture Media includes the Petrifilm solution, the flagship product line acquired in the 3M Food Safety transaction. Petrifilm plates are all-in-one plating systems that serve as an efficient method for the detection and enumeration of various microorganisms. Our customers for culture media also include commercial and research laboratories and producers of pharmaceuticals, cosmetics and veterinary vaccines. Also included are Neogen's Acumedia and Lab M products, offering culture media and prepared media for varied purposes, including traditional bacterial testing and the growth of beneficial bacteria, such as cultures for sausages and beer.

Sanitation monitoring. We manufacture and market our AccuPoint® Advanced rapid sanitation test to detect the presence of adenosine triphosphate (ATP), a chemical found in all living cells. Also included in our ATP sanitation monitoring portfolio is the Clean-Trace® hygiene monitoring system, acquired as part of the 3M Food Safety transaction. These easy-to-use and inexpensive tests use bioluminescence to quickly assess the sanitation status of a contact surface. Our worldwide customer base for ATP sanitation testing products includes food and beverage processors and the food service and healthcare industries, as well as many other users.

Seafood contaminants. Our specialty products for the seafood market include tests for histamine, a highly allergenic substance that occurs when certain species of fish begin to decay, sulfite, an effective, but potentially allergenic, shrimp preservative and shellfish toxins. Neogen's Reveal lateral-flow tests for shellfish toxins include rapid tests to detect the toxins that cause amnesic shellfish poisoning (ASP), diarrhetic shellfish poisoning (DSP) and paralytic shellfish poisoning (PSP).

Waterborne microorganisms. We offer the food and beverage industries, including water companies, several platforms for the microbial analysis of water. This includes Neogen's filter tests, which are a combination of Neogen Filter membrane filtration and Neogen Culture Media ampouled media, and an easy-to-use Colitag™ product. With Colitag, after an incubation period, the sample changes color in the presence of coliforms and fluoresces in the presence of *E. coli*.

Food quality diagnostics. Through Ireland-based Megazyme, Ltd., Neogen supplies diagnostic kits and specialty enzymes used worldwide by quality control laboratories in the food, animal feed and beverage industries. Megazyme's validated assays and reagents are used across various food industries, such as the grain, wine and dairy markets, to measure dietary fibers, complex carbohydrates, simple sugars and organic acids, such as lactose.

Sample handling. Neogen offers a range of sample handling products, acquired through the 3M Food Safety transaction. These innovative solutions are designed to make environmental and carcass sample collection and preparation more reliable and convenient than traditional methods. These products are manufactured to meet the highest quality standards and government regulations, maximizing accuracy, consistency and efficiency, all while remaining cost-efficient.

Digital services. Our food safety and risk management software-as-a-service, Neogen Analytics, delivers a comprehensive Environmental Monitoring Program (EMP) automation solution for food companies. The software enables reduced risk by increasing the visibility of food safety testing results. Neogen Analytics builds upon innovative technologies like our AccuPoint Advanced Next Generation and ANSR systems, offering floor plan mapping, smart test scheduling, easily filtered and auditable data management and corrective actions.

Laboratory services. We offer food safety analysis services in the U.S., the United Kingdom (U.K.), and India. These ISO-accredited laboratories offer a variety of fee-for-service tests for the food and feed industries.











Our Animal Safety Segment

Neogen's Animal Safety segment is primarily engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, parasiticides, diagnostic products and a full suite of biosecurity products, as well as genomics services.

Biosecurity products. Neogen's comprehensive line of biosecurity products include cleaners and disinfectants, rodent control and insect control solutions designed to stop the spread of disease before it starts. Used in animal and food production facilities, our cleaners and disinfectants, including 904 Disinfectant, Acid-A-Foam™, Synergize®, BioPhene™, Neogen Viroxide Super™ and Companion™, help prevent disease outbreaks. The products are also used in the veterinary clinic market to maintain sanitary conditions and limit the potential hazards of bacteria, fungi and viruses. Our comprehensive line of proven rodent control products, sold under brand names such as Ramik® and Havoc®, address rodent problems of any size and serve as a critical component of an overall biosecurity plan for animal protein production operations. Our highly effective insect control solutions utilize environmentally friendly technical formulas, with several approved for use in food establishments and by pest control professionals in a wide range of environments. Brand names include Prozap®, SureKill® and Standguard® insect control products.

Veterinary instruments. We market a broad line of veterinary instruments and animal health delivery systems under the Ideal brand name. Approximately 250 different products are offered, including the Ideal® D3™ Needles, many of which are used to deliver animal health products, such as antibiotics and vaccines. Neogen's Prima Tech® product line consists of highly accurate devices used by farmers, ranchers and veterinarians to inject animals with, as well as provide topical applications and oral administration of these products.

Veterinary pharmaceuticals. Animal Safety's NeogenVet product line provides innovative, value-added, high-quality products to the veterinary market. Top NeogenVet products include PanaKare™, a digestive aid in replacement therapy due to exocrine pancreatic insufficiency in dogs and cats and RenaKare™, a supplement for potassium deficiency in dogs and cats.

Veterinary biologics. Our BotVax® B vaccine is the only USDA-approved vaccine for the prevention of equine botulism Type B, and our USDA-approved EqStim® immunostimulant is proven to help combat equine bacterial and viral respiratory infections.

Animal genomics services. Neogen Genomics provides value-added services to leading agricultural genetics providers, large national cattle associations, companion







animal breed registries and direct-to-consumer canine genetic test providers, university researchers and commercial beef and dairy cattle, swine, sheep and poultry producers. With state-of-the-art genomics laboratories and comprehensive bioinformatics to interpret genomics test results, Neogen Genomics offers identity and trait determination and analysis.

This information has helped livestock producers increase the speed of genetic improvement in their herds and the overall performance and quality of their animals. Our December 2021 acquisition of Genetic Veterinary Sciences, Inc. expanded our portfolio through the addition of a number of genetic tests for companion animals, including dogs, cats and birds.

A Sustainable Future

We recognize that the key to our successful future growth is creating an environment that is sustainable, diverse, equitable, and inclusive to all of our customers, employees and communities around the world.

Our commitment to operating in a way that is responsible, socially conscious, and transparent is paramount, as we believe that our continued growth depends on how we manage the impact we have on our world.

Neogen recognizes our responsibility to assess the impact we have on the environment and manage our resources in a way that protects future generations. We also recognize that Neogen, and the communities we are a part of, benefit from creating a workplace where our colleagues and customers feel seen, heard, and included. Finally, we remain dedicated to maintaining a transparent reporting process and reaching our business goals in a sustainable way.

When guided by the sustainability pillars of environmental, social, and governance (ESG), all those who interact with our company will benefit from our prioritization of healthy and sustainable growth, including our employees, customers and shareholders.

Creating Sustainable Systems

As a company, we provide products and services that help keep the world's food supply safe, while simultaneously supporting sustainable practices of our customers. Our goal is to provide our customers with products and services that help them make a responsible impact on the planet through proper food safety, integrated pest management, water treatment and genetic selection.

Through the use of our products and services, farmers, producers, and distributors are able to reduce feed and water waste, increase efficiency, minimize pest damage and decrease the spread of disease. By minimizing waste and building efficient systems, our customers can nurture healthier animals and crops, all while minimizing their costs.

Food safety testing solutions allow businesses to operate more sustainably, promote customer confidence and abide by official standards. By implementing robust testing protocols and technologies, producers can save resources and time, while reducing foodborne illness and waste due to mycotoxins, allergens, and pathogens.

Improved animal safety practices help allow farms to flourish, safeguarding infrastructure and preventing contamination and loss by stopping the spread of disease before it starts.

Our genomics services help breeders and producers to make informed breeding decisions, investing in the health of the animal from the beginning. The genetic data that we provide allows our customers to put preventative measures into place that enhance genetic build, creating stronger, healthier cattle, poultry and swine with fewer resources.

When our customers operate in a manner that is sustainable, the global food supply benefits, from behind the farm gate to the dinner plate.







Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K.

In addition, any forward-looking statements represent management's views only as of the day this Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

Trends and Uncertainties

During fiscal 2023, we experienced higher than normal input cost inflation, including increases in certain raw materials, labor costs and supply chain pressure that negatively impacted operating results. Pricing actions taken during fiscal 2022 and 2023 mitigated some, but not all, of the inflationary pressures on the business. Ongoing inflation also could have an impact on our customer's purchasing decisions and order patterns. We estimate inflation will continue to affect us in fiscal year 2024, although at a decreasing rate compared to the prior two fiscal years.

Although we have no operations in or direct exposure to Russia, Belarus and Ukraine, we have experienced intermittent shortages in materials and increased costs for transportation, energy and raw materials due, in part, to the negative impact of the Russia-Ukraine military conflict, which began in February 2022, on the global economy. Our European operations and customer base have been adversely impacted by the conflict. As the conflict continues or worsens, it may further impact our business, financial condition or results of operations during fiscal year 2024.

While the impact of the COVID-19 global pandemic was more modest in fiscal 2023, it continued to impact our business operations and financial results, particularly in the first half of the fiscal year in Asia. A number of our product lines were negatively impacted due to vendor disruptions, border closures, shipping issues and labor shortages. Broadly speaking, many of our markets have recovered or are recovering from the pandemic, as supply chain difficulties and shipping costs have decreased. A renewed outbreak of COVID-19 could result in further uncertainty and business disruptions. However, the current trend is positive and negative impacts appear to be moderating.

Overall, the impact of inflation, the Russia-Ukraine military conflict and COVID-19 remains uncertain. We continue to evaluate the nature and extent to which these issues impact our business, including supply chain, labor availability and attrition, consolidated results of operations, financial condition and liquidity. We expect these issues to continue to impact us throughout fiscal year 2024.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including but not limited to, those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting estimates reflect management's more significant judgments used in the preparation of the consolidated financial statements.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and for tax credit carryforwards and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense represents the change in net deferred income tax assets and liabilities during the year. The determination of income subject to income tax in each tax paying jurisdiction requires us to apply transfer pricing guidelines for certain intercompany transactions.

Our tax rate is subject to adjustment over the balance of the year due to, among other things, income tax rate changes by governments; the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to our interpretation of transfer pricing standards; changes in available tax credits or other incentives; changes in stock-based compensation expense; changes in tax laws or the interpretation of such tax laws; and changes in U.S. generally accepted accounting principles.

Although we believe our tax estimates are reasonable and we prepare our tax filings in accordance with all applicable tax laws, the final determination with respect to any audit, and any related litigation, could be materially different from our estimates or from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on operating results and/or cash flows in the periods for which that determination is made. In addition, future period earnings may be adversely impacted by litigation costs, settlements, penalties, and/or interest assessments.

As of May 31, 2023, the Company has approximately $153 million of undistributed earnings in its foreign subsidiaries. Approximately $41 million of these earnings are no longer considered permanently reinvested. The incremental tax cost to repatriate these earnings to the U.S. is immaterial. The Company has not provided deferred taxes on approximately $112 million of undistributed earnings from non-U.S. subsidiaries as of May 31, 2023 which are indefinitely reinvested in operations. Based on historical experience, as well as management's future plans, earnings from these subsidiaries will continue to be re-invested indefinitely for future expansion and working capital needs. On an annual basis, we evaluate the current business environment and whether any new events or other external changes might require future evaluation of the decision to indefinitely re-invest these foreign earnings. It is not practical to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

Additionally, the company has elected to treat Global Intangible Low Tax Income ("GILTI"), as a period cost, and therefore, has not recognized deferred taxes for basis differences that may reverse as GILTI tax in future years.

Business Combinations and Customer Relationships Intangibles

We utilize the acquisition method of accounting for business combinations. This method requires, among other things, that results of operations of acquired companies are included in Neogen's results of operations beginning on the respective acquisition dates and that assets acquired and liabilities assumed are recognized at fair value as of the acquisition date. Any excess of the fair value of consideration transferred over the fair values of the net assets acquired is recognized as goodwill.

As described in Note 3 "Business Combinations" to the consolidated financial statements, on September 1, 2022, we completed a transaction combining 3M's food safety division with Neogen in a Reverse Morris Trust transaction for consideration of approximately $3.2 billion, which resulted in recording of a customer relationships intangible assets valued at $1.17 billion. We determined the fair value of the acquired customer relationships intangible assets by applying the multi-period excess earnings method, which involved the use of significant estimates and assumptions related to forecasted revenue growth rate and customer attrition rate. Valuation specialists were used to develop and evaluate the appropriateness of the multi-period

excess earnings method, our discount rates, our attrition rate and our fair value estimates using our cash flow projections.

The fair value of assets acquired and liabilities assumed in certain cases may be subject to revision based on the final determination of fair value during a period of time not to exceed 12 months from the acquisition date. Legal costs, due diligence costs, business valuation costs and all other business acquisition costs are expensed when incurred.

Our estimates of fair value are based on assumptions believed to be reasonable at that time. If we made different estimates or judgments, it could result in material differences in the fair values of the net assets acquired.

Goodwill

We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. We periodically evaluate goodwill for impairment in accordance with the accounting guidance for goodwill and other indefinite-lived intangibles that are not amortized. We review our goodwill for impairment annually during the fourth quarter. In addition, we review goodwill for impairment whenever adverse events or changes in circumstances indicate a possible impairment.

This review is performed at the reporting unit level, and involves a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess carrying value over fair value.

In performing goodwill impairment testing, we utilize a third-party valuation specialist to assist management in determining the fair value of our reporting units. Fair value of each reporting unit is estimated based on a combination of discounted cash flows and the use of pricing multiples derived from an analysis of comparable public companies multiplied against historical and/or anticipated financial metrics of each reporting unit. These calculations contain uncertainties as they require management to make assumptions including, but not limited to, market comparables, future cash flows of the reporting units, and appropriate discount and long-term growth rates.

During fiscal year 2023, our business was organized into two reporting units: Food Safety and Animal Safety. The determination of our reporting units and impairment indicators also require us to make significant judgments.

As a result of our test in the fourth quarter of fiscal year 2023, we determined that the fair value of our reporting units exceeded their respective carrying values. As such, the annual impairment analysis resulted in no impairment in fiscal year 2023.

Results of Operations
Executive Overview

(In thousands, except earnings per share)	May 31, 2023	May 31, 2022	Change
Consolidated			
Revenues	$ 822,447	$ 527,159	56%
Core Sales Growth			4%
Food Safety			
Revenues	$ 546,797	$ 259,979	110%
Core Sales Growth			6%
Animal Safety			
Revenues	$ 275,650	$ 267,180	3%
Core Sales Growth			2%
% of International Sales	48%	40%	
Effective Tax Rate	(3.8)%	19.8%	
Net Income	$ (22,870)	$ 48,307	-147%
Earnings per Diluted Share	$ (0.12)	$ 0.45	
Cash from Operations	$ 41,028	$ 68,038	

- Food Safety fiscal year 2023 core sales exclude revenues from the acquisitions of Corvium (February 2023), 3M FSD (September 2022), Thai-Neo Biotech (July 2022), and Delf/Abbott Analytical (November 2021) and also excludes the impact of changes in currency rates.
- Food Safety revenues include $279.5 million from 3M FSD, which we combined with on September 1, 2022. All of the global revenue from this business is reported within the Food Safety segment.
- Animal Safety fiscal year 2023 core sales exclude revenues from the acquisitions of Genetic Veterinary Sciences (December 2021) and CAPInnoVet (September 2021) and also excludes the impact of changes in currency rates.

International Revenue

Neogen's international revenues were $398.4 million in fiscal year 2023, compared to $209.3 million in fiscal 2022, an increase of 90%. Revenues from 3M FSD drove the international sales increase. Since September 1, 2022, 67% of 3M FSD revenues were international sales, compared to Neogen's historical average of approximately 40%.

Revenue changes, expressed in percentages, for fiscal 2023 compared to the prior year are as follows for the legacy business at each of our international locations:

	Revenue Change – USD	Revenue Change – Local Currency
U.K. Operations (including Neogen Italia)	(3)%	9%
Megazyme	(3)%	6%
Brazil Operations	11%	10%
Neogen Latinoamerica	10%	4%
Neogen Argentina	(5)%	48%
Neogen Uruguay	(1)%	(9)%
Neogen Chile	16%	24%
Neogen China	(11)%	(4)%
Neogen India	2%	11%
Neogen Canada	(6)%	0%
Neogen Australasia	3%	11%

Excluding the December 2021 acquisition of Delf, sales at our U.K. operations increased 5% in local currency, which was led by increased sample volume in the pig and poultry markets. In local currency, revenue in Brazil increased 10% in fiscal 2023, driven by strong sales of the company's natural toxin test kits, including tests to detect aflatoxin in corn, as well as increases in insect and rodent control products, and genomics testing. In local currency, Neogen Latinoamerica revenues rose by 4% in fiscal 2023, led by our diagnostic testing portfolio and culture media.

China's revenue decreased 4% in local currency, which was primarily the result of COVID-19 lockdowns in the first half of the fiscal year. In local currency, revenue at Neogen Australasia increased 11% in fiscal 2023, led by increased sales of bovine genomic services.

Service Revenue

Service revenue, which consists primarily of genomics services to animal protein and companion animal markets, was $107.4 million in fiscal 2023, an increase of 5% over prior fiscal year sales of $102.5 million. The increase was primarily driven by growth in the U.S. beef and companion animal markets for genomics testing and higher sales of our Neogen Analytics software as a service (SaaS) product. These increases were partially offset by COVID-related shutdowns in China in the first half of fiscal 2023 and lower genomics sales to the U.S. porcine and poultry markets, as two significant customer shifted to lower-cost competitors.

Revenues

| | Year Ended | | |
(Dollars in thousands)	May 31, 2023	May 31, 2022	Change
Food Safety:			
Natural Toxins, Allergens & Drug Residues	$ 82,567	$ 79,395	4%
Bacterial & General Sanitation	134,934	47,282	185%
Culture Media & Other	267,178	75,278	255%
Rodent Control, Insect Control & Disinfectants	39,655	35,691	11%
Genomics Services	22,463	22,333	1%
	$ 546,797	$ 259,979	110%
Animal Safety:			
Life Sciences	6,254	5,685	10%
Veterinary Instruments & Disposables	63,843	63,938	0%
Animal Care & Other	39,068	39,805	(2)%
Rodent Control, Insect Control & Disinfectants	87,423	83,610	5%
Genomics Services	79,062	74,142	7%
	$ 275,650	$ 267,180	3%
Total Revenue	$ 822,447	$ 527,159	56%

Year Ended May 31, 2023 Compared to Year Ended May 31, 2022

Food Safety

Natural Toxins, Allergens & Drug Residues – Revenues in this category increased 4% in fiscal 2023. Excluding sales of the acquired allergen product line from 3M FSD, sales in this category decreased 3% due to a large decline in sales of drug residue test kits that were largely discontinued in fiscal 2023.

Bacterial & General Sanitation – Sales in this category increased 185% in fiscal 2023 compared to the prior fiscal year. Excluding the contribution of the Clean-Trace® line of general sanitation products and the pathogen test kit product line, both acquired from 3M FSD, organic sales in this category were flat for the full year. A 3% increase in sales of our Soleris line of spoilage detection consumables was offset by a decline in sales of our AccuPoint line of general sanitation products, primarily caused by lack of supply of critical components for our reader.

Culture Media & Other – Sales in this category increased 255% in fiscal 2023 compared to the prior fiscal year, driven primarily from revenues resulting from 3M FSD. Excluding sales of the Petrifilm indicator organism and sample handling product lines acquired in the Transaction, sales rose 7% for the year. Culture media revenues rose 13%, primarily due to a large custom order in the third quarter of the year. Additionally, sales of our Neogen Analytics software as a service platform increased significantly during the year, with approximately 250 sites now on contract.

Rodent Control, Insect Control & Disinfectants – Sales of products in this category sold through our Food Safety operations increased 11% in fiscal 2023 compared to the prior fiscal year. Excluding the November 2021 acquisition of Delf, the increase was 4%, led by higher sales of cleaners and disinfectants in China.

Genomics Services – Sales of genomics services sold through our Food Safety operations increased 1% in fiscal 2023 compared to the prior fiscal year, with increases in beef business in Brazil and the U.K. partially offset by a decline in sample volumes in China, as the first half of the fiscal year was negatively impacted by COVID-19 shutdowns.

Animal Safety

Life Sciences – Sales in this category increased 10% in fiscal 2023 compared to the prior fiscal year, primarily due to higher demand from customers purchasing substrates and reagents used in clinical diagnostic test kits.

Veterinary Instruments & Disposables – Sales in this category were flat in fiscal 2023 compared to the prior fiscal year, as significant increases in cohesive wrap business won in the second half of the year were offset by lower sales of veterinary instruments, reflecting difficult comparisons to large stocking orders of needles and syringes in the prior year from new business earned in that period.

Animal Care & Other – Sales of these products decreased 2% in fiscal 2023 compared to the prior fiscal year. Lower sales of vitamin injectables and veterinary antibiotics, primarily due to supply constraints, more than offset a 7% increase in sales of vaccines and biologics products and a 4% increase in sales of small animal supplements.

Rodent Control, Insect Control & Disinfectants – Sales in this category increased 5% in fiscal 2023, compared to the prior fiscal year. Cleaner and disinfectants sales rose 11% on new business earned, insect control product sales increased 6%, and rodenticide revenues increased 1%, each compared to the prior year.

Genomics Services – Sales in this category increased 7% in fiscal 2023 compared to the prior fiscal year. Excluding the December 2021 acquisition of Genetic Veterinary Sciences, the growth was 2%. Growth was led by increases in beef and dairy cattle testing in the U.S., Canada and Australia, and strength in domestic companion animal revenues. These increases were partially offset by declines in porcine and poultry testing revenues, due to the loss of two large customer to lower cost competitors.

Gross Margin

Gross margin, expressed as a percentage of sales, was 49.4% during fiscal year 2023 compared to 46.1% during the prior fiscal year. The increase was primarily due to the incremental revenues from the 3M FSD merger, which generated gross margin higher than the legacy company average margin. Within each reporting segment, increased raw material costs pressured gross margins in certain product lines. However, freight costs declined significantly during the comparative period particularly benefitting the Animal Safety segment, although they remained higher than pre-pandemic levels in some areas. Pricing actions taken during the year also mitigated the impact of cost increases.

Operating Expenses

(Dollars in thousands)	2023	2022	Change
Sales and Marketing	$ 141,222	$ 84,604	67%
General and Administrative	201,179	82,742	143%
Research and Development	26,039	17,049	53%
Total Operating Expense	$ 368,440	$ 184,395	100%

Operating expenses were $368.4 million during fiscal year 2023, compared to $184.4 million during the prior fiscal year. The increase was primarily the result of $58.2 million of legal, consulting and other expenses related to the 3M FSD transaction and incremental ongoing expenses resulting from the employees who conveyed over to Neogen from 3M FSD and the amortization of intangible assets acquired in the Transaction.

Sales and Marketing
Sales and marketing expenses were $141.2 million during fiscal year 2023, compared to $84.6 million during the prior fiscal year. The increase in expense was due primarily to $45.4 million in costs incurred for the 3M FSD business, primarily consisting of compensation and related expenses for the conveying 3M FSD sales and marketing team, and the charges for transition services provided by 3M FSD. These invoicing and distribution services will be provided under contract for a period of up to 18 months, concluding by March 1, 2024. The remainder of the increase during the year was due primarily to higher personnel related spending in the legacy business, the result of headcount additions and compensation increases. In addition, travel, trade shows and other customer facing activities continued to increase during the year with the easing of COVID-19 restrictions and greater willingness by customers to interact.

General and Administrative
General and administrative expenses were $201.2 million during fiscal year 2023, compared to $82.7 million during the prior fiscal year. The current fiscal year included $58.2 million in transaction fees and integration expenses resulting from the 3M FSD transaction and $60.9 million in amortization of intangible assets acquired in the Transaction. Remaining increases for the year were primarily the result of additional personnel hired to accommodate the increased size and complexity of the organization, compensation increases across the organization, the issuance of share based compensation grants, software license fees and other information technology infrastructure investments. Fiscal year 2022 included $25.6 million of 3M FSD-related transaction fees.

Research and Development
Research and development expense was $26.0 million in fiscal year 2023, compared to $17.0 million during the prior fiscal year. The increase was primarily the result of $8.4 million of ongoing costs associated with the conveying 3M FSD employees.

Operating Income
Operating income was $37.5 million during fiscal year 2023, compared to operating income of $58.6 million in the prior fiscal year. Expressed as a percentage of sales, operating income was 4.6% during fiscal year 2023 and 11.1% during fiscal year 2022. Operating income, both in dollars and expressed as a percentage of sales, declined compared to the prior year period primarily due to transaction costs resulting from the 3M FSD transaction and amortization of the intangible assets acquired.

Other (Expense) Income

Other (Expense) Income for the previous two fiscal years consisted of the following:

(Dollars in thousands)	2023	2022
Interest income	$ 3,166	$ 1,339
Interest expense	(55,961)	(72)
Foreign currency transactions	(5,322)	(40)
Loss on sale of minority interest	(1,516)	—
Loss on investment	(500)	—
Contingent consideration adjustments	300	220
Other	276	142
Total Other Income	$ (59,557)	$ 1,589

The net interest expense recorded during fiscal year 2023 was the result of debt incurred to fund the 3M FSD transaction. In fiscal 2022, the Company had no debt outstanding. Interest income relates to earnings on our marketable securities portfolio. Higher yields on the portfolio were partially offset by lower balances in fiscal year 2023. Other expense resulting from foreign currency transactions was the result of changes in the value of foreign currencies relative to the U.S. dollar in countries in which we operate. The increase in expense during fiscal year 2023 was due to U.S. dollar denominated intercompany loans incurred in our international subsidiaries as the result of the 3M FSD transaction on September 1, 2022. Due to our acquisition of Corvium, Inc. in February 2023, we recorded a loss of $1.5 million in fiscal year 2023 on dissolution of our minority interest in that company. Finally, we recorded a loss on investment during fiscal year 2023 related to our investment interest of a start-up entity that was encountering liquidity issues.

Provision for Income Taxes

Income tax expense during fiscal year 2023 was $0.8 million, compared to $11.9 million in the prior fiscal year, primarily resulting from the additional pre-tax loss due to the 3M FSD acquisition, share-based compensation, and foreign rate differential. This was offset primarily by an increase in GILTI income and nondeductible transaction costs.

The total amounts of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of May 31, 2023 and May 31, 2022 are $1.1 million and $0.8 million, respectively. The increase in unrecognized tax benefits is primarily associated with the combined 3M FSD, including positions for transfer pricing and research and development credits.

Net Income And Income Per Share

Net loss was $22.9 million during fiscal year 2023, compared to net income of $48.3 million in the prior fiscal year. The decrease in earnings was primarily the result of $56.0 million of interest expense from the $1 billion in debt incurred in the Transaction, $59.8 million of transaction fees and integration expenses, and

$60.9 million in incremental amortization expenses related to 3M FSD intangibles.

Non-GAAP Financial Measures

This report includes certain financial information of Neogen that differs from what is reported in accordance with GAAP. These non-GAAP financial measures consist of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are included in this report because management believes that they provide investors with additional useful information to measure the performance of Neogen, and because these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties as common performance measures to compare results or estimate valuations across companies in Neogen's industries.

EBITDA

We define EBITDA as net income before interest, income taxes, and depreciation and amortization. We present EBITDA as a performance measure because it may allow for a comparison of results across periods and results across companies in the industries in which Neogen operates on a consistent basis, by removing the effects on operating performance of (a) capital structure (such as the varying levels of interest expense and interest income), (b) asset base and capital investment cycle (such as depreciation and amortization) and (c) items largely outside the control of management (such as income taxes). EBITDA also forms the basis for the measurement of Adjusted EBITDA (discussed below).

Adjusted EBITDA

We define Adjusted EBITDA as EBITDA, adjusted for share-based compensation and certain transaction fees and expenses. We present Adjusted EBITDA because it provides an understanding of underlying business performance by excluding the following:

- Share-based compensation. We believe it is useful to exclude share-based compensation to better understand the long-term performance of our core business and to facilitate comparison with the results of peer companies.
- FX translation gain/(loss) on loan revaluation. We exclude the revaluation impacts of foreign currency fluctuations on our intercompany loan balances.
- Certain transaction fees and expenses. We exclude fees and expenses related to certain transactions because they are outside of Neogen's underlying core performance. These fees and expenses include deal related professional and legal fees and foreign currency transactions.
- Impairment and scrap of discontinued product lines. We exclude expenses associated with impairments and inventory scrap amounts related to certain discontinued product lines.

- Other one-time adjustments. We exclude one-time adjustments recorded within operating or other (expense) income to better understand the long-term performance of our core business.

Adjusted EBITDA Margin

We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of total revenues. We present Adjusted EBITDA margin as a performance measure to analyze the level of Adjusted EBITDA generated from total revenue.

Adjusted Net Income

We define Adjusted Net Income as Net Income, adjusted for share-based compensation, FX translation gain/(loss) on loan revaluation, certain transaction fees and expenses, impairment and scrap of discontinued product lines and other one-time adjustments, all of which are tax effected.

Adjusted Earnings per Share

We define Adjusted Earnings per Share as Adjusted Net Income divided by diluted average shares outstanding.

These non-GAAP financial measures are presented for informational purposes only. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Earnings per Share are not recognized terms under GAAP and should not be considered in isolation or as a substitute for, or superior to, net income (loss), operating income, cash flow from operating activities or other measures of financial performance. This information does not purport to represent the results Neogen would have achieved had any of the transactions for which an adjustment is made occurred at the beginning of the periods presented or as of the dates indicated. This information is inherently subject to risks and uncertainties. It may not give an accurate or complete picture of Neogen's financial condition or results of operations for the periods presented and should not be relied upon when making an investment decision.

The use of the terms EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Earnings per Share may not be comparable to similarly titled measures used by other companies or persons due to potential differences in the method of calculation.

These non-GAAP financial measures have limitations as analytical tools. For example, for EBITDA-based metrics:

- they do not reflect changes in, or cash requirements for, Neogen's working capital needs;
- they do not reflect Neogen's tax expense or the cash requirements to pay taxes;
- they do not reflect the historical cash expenditures or future requirements for capital expenditures or contractual commitments;
- they do not reflect any cash requirements for future replacements of assets that are being depreciated and amortized; and
- they may be calculated differently from other companies in Neogen's industries limiting their usefulness as comparative measures.

A reader should compensate for these limitations by relying primarily on the financial statements of Neogen and using these non-GAAP financial measures only as a supplement to evaluate Neogen's performance.

For each of these non-GAAP financial measures below, we are providing a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure.

Reconciliation between net income and EBITDA and Adjusted EBITDA is as follows:

(Dollars in thousands)	Year ended May 31		
	2023	2022	2021
Net (Loss) Income	$ (22,870)	$ 48,307	$ 60,882
Net income margin %	(2.8)%	9.2%	13.0%
Provision for income taxes	828	11,900	14,386
Depreciation and amortization	88,377	23,694	21,041
Interest expense (income), net	52,795	(1,267)	(1,614)
EBITDA	**$ 119,130**	**$ 82,634**	**$ 94,695**
Share-based compensation	10,177	7,154	6,437
FX transaction loss (gain) on loan revaluation[1]	5,226	—	—
Certain transaction fees and integration costs	59,812	25,581	3,085
Contingent consideration adjustments	(300)	—	—
Restructuring	475	—	—
Loss on sale of minority interest	1,516	—	—
Loss on investment	500	—	—
Impairment and scrap of discontinued product lines[2]	5,639	—	—
Inventory step-up charge	3,245	—	—
Adjusted EBITDA	**$ 205,420**	**$ 115,369**	**$ 104,217**
Adjusted EBITDA margin %	25.0%	21.9%	22.2%

[1] Net foreign currency transaction loss (gain) associated with the revaluation of non-functional currency intercompany loans established in connection with FSD transaction.
[2] Expenses associated with intangible asset impairments and inventory scrap amounts related to certain discontinued product lines.

Adjusted EBITDA increased $90.1 million in fiscal year 2023 compared to fiscal year 2022, primarily due to earnings generated from the 3M FSD business, which combined with Neogen on September 1, 2022. Expressed as a percentage of revenue, adjusted EBITDA was 25.0% in fiscal year 2023 compared to 21.9% in fiscal year 2022. Increases in the margin reflect the higher margin products sold by the 3M FSD business, which was not a part of the Company in the prior fiscal year.

Reconciliation between net income and Adjusted Net Income and earnings per share and Adjusted Earnings per Share are as follows:

				Year ended May 31		
(Dollars in thousands, except earnings per share)		2023		2022		2021
Net Income (Loss)	$	(22,870)	$	48,307	$	60,882
Earnings per diluted share	$	(0.12)	$	0.45	$	0.57
Amortization of acquisition-related intangibles		68,690		7,235		6,271
Share-based compensation		10,177		7,154		6,437
FX transaction loss (gain) on loan revaluation[1]		5,226		—		—
Certain transaction fees and integration costs		59,812		25,581		3,085
Contingent consideration adjustments		(300)		—		—
Restructuring		475		—		—
Loss on sale of minority interest		1,516		—		—
Loss on investment		500		—		—
Impairment and scrap of discontinued product lines[2]		5,639		—		—
Inventory step-up charge		3,245		—		—
Other adjustments[3]		5,864		—		—
Estimated tax effect of above adjustments[4]		(32,323)		(9,017)		(1,904)
Adjusted Net Income	$	**105,651**	$	**79,260**	$	**74,771**
Adjusted Earnings per Share	$	0.56	$	0.73	$	0.70

[1] Net foreign currency transaction loss (gain) associated with the revaluation of non-functional currency intercompany loans established in connection with the 3M FSD transaction.
[2] Expenses associated with intangible asset impairments and inventory scrap amounts related to certain discontinued product lines.
[3] Income tax benefit associated with non-deductible transaction costs that were recognized as expense in prior periods.
[4] Tax effect of adjustments is calculated using projected effective tax rates for each applicable item.

Adjusted Net Income increased $26.4 million during the twelve months ended May 31, 2023 due to the higher Adjusted EBITDA.

Future Operating Results

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon our ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities, and having those new products successfully accepted in the marketplace;
- expanding our markets by fostering increased use of our products by customers;
- maintaining or increasing gross and net operating margins in changing cost environments;

- strengthening operations and sales and marketing activities in geographies outside of the U.S.;
- developing and implementing new technology development strategies; and
- identifying and completing acquisitions that enhance existing product categories or create new products or services, and successfully integrating completed acquisitions, including the FSD transaction.

Financial Condition and Liquidity

As of May 31, 2023, the overall cash, cash equivalents and marketable securities position of Neogen was $245.6 million. During the fiscal year ended 2023, cash generated from operating activities was $41.0 million, compared to $68.0 million generated in fiscal 2022. The decrease was primarily the result of 3M FSD transaction costs and the addition of FSD accounts receivable. Cash flow from investing activities was $201.0 million during the fiscal year ended 2023, which was primarily the result of proceeds from the sale of marketable securities of $266.8 million. This was partially offset by purchases of property, equipment and non-current intangible assets of $65.8 million. Cash flow for financing activities was $118.1 million during the fiscal year ended 2023, which was primarily the result of the Company paying down $100 million of the $1 billion in debt taken on to enact the FSD transaction.

Net accounts receivable balances were $153.3 million as of May 31, 2023 compared to $99.7 million as of May 31, 2022. Days' sales outstanding, a measurement of the time it takes to collect receivables, for the legacy business was 57 days as of May 31, 2023, compared to 62 days as of May 31, 2022. The increase in receivables is primarily attributable to the recording of FSD customer balances, currently managed by 3M as a transition service.

As part of transition services agreements between the Company and 3M, related to the merger of the Food Safety business, 3M is invoicing our customers for products that 3M is manufacturing and shipping on our behalf. As of May 31, 2023, there were $57.3 million in customer receivables billed by 3M on our behalf. The Company is working collaboratively with 3M on managing the credit risk associated with the former FSD customers during the period while 3M is providing transition invoicing and distribution services to the Company.

Net inventory was $133.8 million as of May 31, 2023, an increase of $11.5 million, compared to $122.3 million as of May 31, 2022. The higher inventory levels are primarily the result of ongoing inflationary pressures on raw materials at our legacy businesses and raw material inventories purchased to support the FSD. Supply chain issues have moderated throughout fiscal 2023, and we continue to monitor our key raw materials to ensure adequate stock on hand.

Debt and Liquidity

On September 1, 2022, Neogen, 3M, and Neogen Food Safety Corporation, a subsidiary of 3M created to carve out 3M's Food Safety business, closed on the Transaction that previously was announced in December 2021, combining 3M's Food Safety business with Neogen in a Reverse Morris Trust transaction.

On June 30, 2022, Neogen Food Safety Corporation entered into a credit agreement consisting of a five-year senior secured term loan facility in the amount of $650 million and a five-year senior secured revolving facility in the amount of $150 million (collectively, the "Credit Facilities"), which became available in connection with the merger and related transactions. The loan

facility was funded to Neogen Food Safety Corporation on August 31, 2022, and upon the effectiveness of the merger on September 1, 2022, became Neogen's obligation. Financial covenants include maintaining specified levels of funded debt to EBITDA and debt service coverage. Pricing for the term loan is term SOFR plus 235 basis points. The Credit Facilities, together with the Notes described below, represent the financing incurred in connection with the merger of the 3M FSD with Neogen. In September 2022, we paid down $60 million in principal on the term loan and paid an additional $40 million in principal on the term loan in December 2022, in order to decrease the outstanding debt balance.

On July 20, 2022, Neogen Food Safety Corporation closed on an offering of $350 million aggregate principal amount of 8.625% senior notes due 2030 (the "Notes") in a private placement at par. The Notes were initially issued by Neogen Food Safety Corporation to 3M and were transferred and delivered by 3M to the selling securityholder in the offering, in satisfaction of certain of 3M's existing debt. Neogen Food Safety Corporation did not receive any proceeds from the sale of the Notes by the selling securityholder. Prior to the distribution of the shares of Neogen Food Safety Corporation's common stock to 3M stockholders, the Notes were guaranteed on a senior unsecured basis by 3M. Upon consummation of such distribution, 3M was released from all obligations under its guarantee. Upon the effectiveness of the merger on September 1, 2022, the Notes became guaranteed on a senior unsecured basis by Neogen and certain wholly-owned domestic subsidiaries of Neogen.

In addition to the 3M transaction described above, our future cash generation and borrowing capacity may not be sufficient to meet cash requirements to fund the operating business, repay debt obligations, construct new manufacturing facilities, commercialize products currently under development or execute our future plans to acquire additional businesses, technology and products that fit within our strategic plan. Accordingly, we may be required, or may choose, to issue additional equity securities or enter into other financing arrangements for a portion of our future capital needs. There is no guarantee that we will be successful in issuing additional equity securities or entering into other financing arrangements.

We are subject to certain legal and other proceedings in the normal course of business that have not had, and, in the opinion of management, are not expected to have, a material effect on our results of operations or financial position.

Contractual Obligations

As of May 31, 2023, we have the following contractual obligations due by period:

(Dollars in thousands)	Total	Less than one year	1–3 years	4–5 years	More than 5 years
Long-Term Debt	$ 900,000	$ —	$ —	$ 550,000	$ 350,000
Interest Obligations	351,649	69,162	125,956	92,047	64,484
Operating Leases	13,895	3,542	5,739	2,729	1,885
Purchase Obligations [1]	100,148	95,620	4,411	117	—
	$ 1,365,692	$ 168,324	$ 136,106	$ 644,893	$ 416,369

[1] Purchase obligations are primarily purchase orders for future inventory and capital equipment purchases.

We continue to make investments in our business and operating facilities. Our preliminary estimate for capital expenditures related to our legacy operations in fiscal 2024 is $30 to $40 million. We also expect to spend approximately $120 million over the next two fiscal years to construct a manufacturing facility in Lansing, Michigan to produce a significant portion of the acquired FSD products and to add additional production capacity for projected growth of existing product lines. Additionally, we expect to spend approximately $30 million over the next two fiscal years to implement a new enterprise resource planning solution.

Consolidated Balance Sheets
Assets

(In thousands)	May 31 2023	2022
Current Assets		
Cash and cash equivalents	$ 163,240	$ 44,473
Marketable securities	82,329	336,578
Accounts receivable, net	153,253	99,674
Inventories	133,812	122,313
Prepaid expenses and other current assets	53,297	23,760
Total Current Assets	585,931	626,798
Property and Equipment		
Land and improvements	10,209	9,485
Building and improvements	96,794	79,513
Machinery and equipment	152,547	114,180
Furniture and fixtures	7,080	6,307
Construction in progress	52,237	5,974
	318,867	215,459
Less accumulated depreciation	(120,118)	(104,875)
Net Property and Equipment	198,749	110,584
Other Assets		
Right of use assets	11,933	3,184
Goodwill	2,137,496	142,704
Other non-amortizable intangible assets	14,316	15,397
Amortizable intangible assets, net	1,590,787	92,106
Other non-current assests	15,220	2,156
Total Other Assets	3,769,752	255,547
Total Assets	$ 4,554,432	$ 992,929

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity

(In thousands, except shares and per share)		May 31 2023		2022
Current Liabilities				
Accounts payable	$	76,669	$	34,614
Accrued compensation		25,153		11,123
Income tax payable		6,951		2,126
Accrued interest		11,149		—
Deferred revenue		4,616		5,460
Other accruals		20,934		24,521
Total Current Liabilities		145,472		77,844
Deferred Income Tax Liability		353,427		17,011
Non-Current Debt		885,439		—
Other Non-Current Liabilities		35,877		10,700
Total Liabilities		1,420,215		105,555
Commitments and Contingencies (Note 7)				
Stockholders' Equity				
Preferred stock, $1.00 par value – shares authorized 100,000; none issued and outstanding		—		—
Common stock, $0.16 par value — shares authorized 315,000,000; 216,245,501 and 107,801,094 shares issued and outstanding at May 31, 2023 and 2022, respectively		34,599		17,248
Additional paid-in capital		2,567,828		309,984
Accumulated other comprehensive loss		(33,251)		(27,769)
Retained earnings		565,041		587,911
Total Stockholders' Equity		3,134,217		887,374
Total Liabilities and Stockholders' Equity	$	4,554,432	$	992,929

See accompanying notes to consolidated financial statements.

Revenues

(In thousands, except per share)		Year Ended May 31 2023		2022		2021
Product revenues, net	$	715,076	$	424,664	$	376,302
Service revenues, net		107,371		102,495		92,157
Total Revenues, net		822,447		527,159		468,459
Cost of Revenues						
Cost of product revenues		354,707		228,017		201,348
Cost of service revenues		61,785		56,129		52,055
Total Cost of Revenues		416,492		284,146		253,403
Gross Margin		405,955		243,013		215,056
Operating Expenses						
Sales and marketing		141,222		84,604		73,443
General and administrative		201,179		82,742		51,197
Research and development		26,039		17,049		16,247
Total Operating Expenses		368,440		184,395		140,887
Operating Income		37,515		58,618		74,169
Other (Expense) Income						
Interest income		3,166		1,339		1,614
Interest expense		(55,961)		(72)		(78)
Other, net		(6,762)		322		(515)
Total Other (Expense) Income		(59,557)		1,589		1,099
(Loss) Income Before Taxes		(22,042)		60,207		75,268
Provision for Income Taxes		828		11,900		14,386
Net (Loss) Income		(22,870)	$	48,307		60,882
Net (Loss) Income per Share						
Basic	$	(0.12)	$	0.45	$	0.57
Diluted	$	(0.12)	$	0.45	$	0.57
Weighted Average Shares Outstanding						
Basic		188,881		107,684		106,499
Diluted		188,881		108,020		107,120

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended May 31		
(In thousands)	2023	2022	2021
Net (Loss) Income	$ (22,870)	$ 48,307	$ 60,882
Other comprehensive (loss) income:			
Foreign currency translations	(4,796)	(13,955)	8,602
Unrealized gain (loss) on marketable securities, net of tax of $389, $(728), and $(80)	1,353	(2,439)	(268)
Unrealized loss on derivative instruments, net of tax of $(644)	(2,039)	—	—
Other comprehensive (loss) income, net of tax:	(5,482)	(16,394)	8,334
Comprehensive (loss) income	$ (28,352)	$ 31,913	$ 69,216

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity
(In thousands, except shares)	Shares	Amount				
Balance, June 1, 2020	105,891,682	$ 16,943	$ 249,221	$ (19,709)	$ 478,722	$ 725,177
Exercise of options, RSUs and share-based compensation expense	1,410,948	226	39,454	—	—	39,680
Issuance of shares under employee stock purchase plan	38,406	6	1,382	—	—	1,388
Issuance of shares for Megazyme acquisition	127,268	20	4,896	—	—	4,916
Net income for 2021	—	—	—	—	60,882	60,882
Other comprehensive income	—	—	—	8,334	—	8,334
Balance, May 31, 2021	107,468,304	$ 17,195	$ 294,953	$ (11,375)	$ 539,604	$ 840,377
Exercise of options, RSUs and share-based compensation expense	289,334	46	13,162	—	—	13,208
Issuance of shares under employee stock purchase plan	43,456	7	1,869	—	—	1,876
Net income for 2022	—	—	—	—	48,307	48,307
Other comprehensive loss	—	—	—	(16,394)	—	(16,394)
Balance, May 31, 2022	107,801,094	$ 17,248	$ 309,984	$ (27,769)	$ 587,911	$ 887,374
Exercise of options, RSUs and share-based compensation expense	79,857	13	10,483	—	—	10,496
Issuance of shares under employee stock purchase plan	94,604	15	1,843	—	—	1,858
Issuance of shares for 3M transaction	108,269,946	17,323	2,245,518			2,262,841
Net loss for 2023	—	—	—	—	(22,870)	(22,870)
Other comprehensive loss	—	—	—	(5,482)	—	(5,482)
Balance, May 31, 2023	216,245,501	34,599	2,567,828	(33,251)	565,041	3,134,217

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)		Year ended May 31				
		2023		**2022**		**2021**
Cash Flows From Operating Activities						
Net (loss) income	$	(22,870)	$	48,307	$	60,882
Adjustments to reconcile net (loss) income to net cash from operating activities:						
Depreciation and amortization		88,377		23,694		21,041
Impairment of discontinued product lines		3,109		—		—
Loss on sale of minority interest and investment		2,016		—		—
Deferred income taxes		(19,230)		(4,695)		(640)
Share-based compensation		10,177		7,154		6,437
Gain on disposal of property and equipment		(486)		—		—
Amortization of debt issuance costs		2,720		—		—
Changes in operating assets and liabilities, net of business acquisitions:						
Accounts receivable		(53,879)		(7,798)		(2,595)
Inventories		9,955		(21,072)		2,450
Prepaid expenses and other assets		(3,121)		(4,054)		(3,386)
Accounts payable, accruals and changes		18,642		20,238		(2,221)
Interest expense accrual		4,052		—		—
Changes in other non-current assets and non-current liabilities		1,566		6,264		(879)
Net Cash From Operating Activities		41,028		68,038		81,089
Cash Flows From (For) Investing Activities						
Purchases of property, equipment and other non-current intangible assets		(65,757)		(24,429)		(26,712)
Proceeds from the maturities of marketable securities		266,772		381,839		764,597
Purchases of marketable securities		(12,523)		(415,894)		(792,678)
Proceeds from the sale of property and equipment		826		—		—
Business acquisitions, net of working capital adjustments and cash acquired		11,721		(38,745)		(50,771)
Net Cash From (For) Investing Activities		201,039		(97,229)		(105,564)
Cash Flows From (For) Financing Activities						
Exercise of stock options and issuance of employee stock purchase plan shares		1,195		7,933		34,631
Debt issuance costs paid		(19,276)		—		—
Repayment of debt		(100,000)		—		—
Payment of contingent consideration		—		(1,120)		(1,087)
Net Cash (For) From Financing Activities		(118,081)		6,813		33,544
Effects of Foreign Exchange Rate on Cash		(5,219)		(8,751)		264
Net Increase (Decrease) In Cash and Cash Equivalents		118,767		(31,129)		9,333
Cash and Cash Equivalents, Beginning of Year		44,473		75,602		66,269
Cash and Cash Equivalents, End of Year	$	163,240	$	44,473	$	75,602
Supplementary Cash Flow Information						
Cash paid for interest	$	42,616		72		78
Income taxes paid, net of refunds	$	15,473	$	17,242	$	14,966

See accompanying notes to consolidated financial statements.

Notes to Interim Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

Neogen Corporation and subsidiaries ("Neogen," "we," "our," or the "Company") develop, manufacture and market a diverse line of products and services dedicated to food and animal safety. Our Food Safety segment consists primarily of diagnostic test kits and complementary products (e.g., culture media) sold to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed, such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, genetic modifications, ruminant by-products, meat speciation, drug residues, pesticide residues and general sanitation concerns. The majority of the diagnostic test kits are disposable, single-use, immunoassay and DNA detection products that rely on proprietary antibodies and RNA and DNA testing methodologies to produce rapid and accurate test results. Our expanding line of food safety products also includes genomics-based diagnostic technology, and advanced software systems that help testers to objectively analyze and store their results and perform analysis on the results from multiple locations over extended periods.

Neogen's Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, parasiticides, diagnostic products, rodent control products, cleaners, disinfectants, insect control products and genomics testing services for the worldwide animal safety market. The majority of these consumable products are marketed through veterinarians, retailers, livestock producers and animal health product distributors. Our line of drug detection products is sold worldwide for the detection of abused and therapeutic drugs in animals and animal products, and has expanded into the workplace and human forensic markets.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its subsidiaries, all of which are wholly-owned as of May 31, 2023.

All intercompany accounts and transactions have been eliminated in consolidation.

Share and per share amounts reflect the June 4, 2021 2-for-1 stock split as if it took place at the beginning of the periods presented.

Functional Currency

Our functional currency is the U.S. dollar. We translate our non-U.S. operations' assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in other comprehensive income (loss). Gains or losses from foreign currency transactions are included in other income (expense) on our consolidated statement of income.

Recently Adopted Accounting Standards

Acquired contract assets and liabilities in a business combination

On June 1, 2023, the Company adopted ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amended ASC 805 to require an acquirer to, at the date of acquisition, recognize and measure contract assets and contract liabilities acquired in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) as if the entity had originated the contracts. Adoption of this standard did not have a material impact on its consolidated financial statements and related disclosures.

Reference Rate Reform

On September 1, 2022, the Company adopted Accounting Standards Codification Topic 848, Reference Rate Reform (Topic 848), which provided temporary optional expedients to applying the reference rate reform guidance to contracts that reference LIBOR or another reference rate expected to be discontinued. Under Topic 848, contract modifications resulting from the transition to a new reference rate may be accounted for as a continuation of the existing contract. The Company now uses the Secured Overnight Financing Rate (SOFR). Adoption of this standard did not have a material impact on its consolidated financial statements and related disclosures.

Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand accounts, savings deposits, certificates of deposit and commercial paper with original maturities of 90 days or less. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced losses related to these balances and believes it is not exposed to significant credit risk regarding its cash and cash equivalents. The carrying value of these assets approximates fair value due to the short maturity of these instruments and is classified as Level 1 in the fair value hierarchy. Cash held by foreign subsidiaries was $36,288 and $17,057 at May 31, 2023 and 2022, respectively.

Marketable Securities

The Company has marketable securities held by banks or broker-dealers consisting of commercial paper and corporate bonds rated at least A-1/P-1 (short-term) and A/A2 (long-term) with original maturities between 91 days and two years. These securities are classified as available for sale. Changes in fair value are monitored and recorded on a monthly basis and are recorded in other comprehensive income (loss). In the event of a downgrade in credit quality subsequent to purchase, the marketable securities investment is evaluated to determine the appropriate action to take to minimize the overall risk to our marketable securities portfolio. If fair value is less than its amortized cost basis, then the Company evaluates whether the decline is the result of a credit loss, in which case an impairment is recorded through an allowance for credit losses. Where there is an intention or a requirement to sell an impaired available-for-sale debt security, the entire impairment is recognized in earnings with a corresponding adjustment to the amortized cost basis of the security. The primary objective of management's short-term investment activity is to preserve capital for the purpose of funding current operations, capital expenditures and business acquisitions. Short-term investments are not entered into for trading or speculative purposes. These securities are recorded at fair value based on recent trades or pricing models and therefore meet the Level 2 criteria. Interest income on these investments is recorded within other (expense) income on the consolidated statements of income (loss).

Marketable Securities as of May 31, 2023 and 2022 are listed below by classification and remaining maturities.

(In thousands)	Maturity	May 31 2023	May 31 2022
Commercial Paper & Corporate Bonds	0 – 90 days	$ 22,552	$ 106,497
	91 – 180 days	35,692	61,373
	181 days – 1 year	23,768	91,706
	1 – 2 years	317	77,002
Total Marketable Securities		$ 82,329	$ 336,578

The components of marketable securities as of May 31, 2023 are as follows:

(In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial Paper & Corporate Bonds	$ 83,549	$ 0	$ (1,220)	$ 82,329

The components of marketable securities as of May 31, 2022 are as follows:

(In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial Paper & Corporate Bonds	$ 339,540	$ 7	$ (2,969)	$ 336,578

Derivative Financial Instruments

The Company operates on a global basis and is exposed to the risk that its financial condition, results of operations and cash flows could be adversely affected by changes in foreign currency exchange rates and changes in interest rates. To reduce the potential effects of foreign currency exchange rate movements on net earnings, the Company enters into derivative financial instruments in the form of foreign currency exchange forward contracts with major financial institutions and have also entered into interest rate swap contracts as a hedge against changes in interest rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. On the date the derivative is established, the Company designates the derivative as either a fair value hedge, a cash flow hedge or a net investment hedge in accordance with its established policy. Each reporting period, derivatives are recorded at fair value in other current assets, other assets, accrued liabilities and other long-term liabilities. The change in fair value is recorded in accumulated other comprehensive income (loss), and amounts are reclassified into earnings on the consolidated statement of income (loss) when transactions are realized. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding adjustment to earnings. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect amounts reflected in the consolidated financial statements. Considerable judgment is often involved in making such estimates, and the use of different assumptions could result in different conclusions. Management believes its assumptions and estimates are reasonable and appropriate. However, actual results could differ from those estimates.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject Neogen to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit histories before extending credit and by monitoring credit exposure on a regular basis. Collateral or other security is generally not required for accounts receivable. We maintain an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance for credit losses, management considers relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets. Once a receivable balance has been determined to be uncollectible, generally after all collection efforts have been exhausted, that amount is charged against the allowance for credit losses. No customer accounted for more than 10% of accounts receivable May 31, 2023 or 2022, respectively. The activity in the allowance for credit losses was as follows:

(In thousands)	May 31		
	2023	2022	2021
Beginning Balance	$ 1,650	$ 1,400	$ 1,350
Provision	1,460	332	239
Recoveries	46	98	139
Write-offs	(329)	(180)	(328)
Ending Balance	$ 2,827	$ 1,650	$ 1,400

Inventories

Inventories are stated at the lower of cost or net realizable value, determined on the first-in, first-out method. The components of inventories were as follows:

(In thousands)	May 31	
	2023	2022
Raw materials	$ 64,971	$ 58,667
Work-in-process	5,369	6,388
Finished goods	63,472	57,258
	$ 133,812	$ 122,313

The Company's inventories are analyzed for slow moving, expired and obsolete items on a quarterly basis and the valuation allowance is adjusted as required within cost of revenues expense. The valuation allowance for inventory was $6,270 and $4,050 at May 31, 2023 and 2022, respectively.

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which are generally seven to 39 years for buildings and improvements, and three to 10 years for furniture, fixtures, computers, leasehold improvements, and machinery and equipment. Depreciation expense was $17,292, $14,094, and $13,288 in fiscal years 2023, 2022, and 2021, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts are allocated to other identifiable intangible assets. The Company's business is organized into two operating segments: Food Safety and Animal Safety. Under the goodwill guidance, management determined that each of its segments represents a reporting unit. Other intangible assets include customer relationships, trademarks, licenses, trade names, covenants not-to-compete and patents. Customer relationships intangibles are amortized on either an accelerated or straight-line basis, reflecting the pattern in which the economic benefits are consumed, while all other amortizable intangibles are amortized on a straight-line basis. Intangibles are amortized over 2 to 25 years.

Management reviews the carrying amounts of goodwill annually at the reporting unit level, or when indications of impairment exist, to determine if goodwill may be impaired. Goodwill is tested for impairment annually in the fourth quarter. Management also reviews the carrying amounts of non-amortizable intangible assets annually, or when indications of impairment exist, to determine if such assets may be impaired. These are tested for impairment annually in the fourth quarter. During management's annual test or when there are indicators of impairment, if the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis and comparison to comparable EBITDA multiples of peer companies, such assets are reduced to their estimated fair value and a charge is recorded to operations.

Amortizable intangible assets are tested for impairment when indications of impairment exist. If the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis, such assets are reduced to their estimated fair value and a charge is recorded to operations.

Long-lived Assets

Management reviews the carrying values of its long-lived assets to be held and used, including definite-lived intangible assets, for possible impairment whenever events or changes in business conditions warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated separately identifiable undiscounted cash flows over the remaining useful life of the asset are less than the carrying value of the asset. In such an event, fair value is determined using discounted cash flows, and if lower than the carrying value, impairment is recognized through a charge to operations. No impairments of long-lived assets were identified during the years ended May 31, 2023, 2022 and 2021, respectively.

Equity Compensation Plans

At May 31, 2023, the Company had stock option plans which are described more fully in Note 5 to the consolidated financial statements.

We measure stock-based compensation at the grant date, based on the estimated fair value of the award, and recognize the cost (net of estimated forfeitures) as compensation expense on a straight-line basis over the requisite service period. Our stock-based compensation expense is reflected in general and administrative expense in our consolidated statements of income (loss).

Research and Development Costs

Research and development costs, which consist primarily of compensation costs, administrative expenses and new product development, among other items, are expensed as incurred.

Advertising Costs

Advertising costs are expensed within sales and marketing as incurred and totaled $2,548, $2,018, and $1,687 in fiscal years 2023, 2022, and 2021, respectively.

Net (Loss) Income per Share

Basic net (loss) income per share is based on the weighted average number of common shares outstanding during each year. Diluted (loss) earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. Our dilutive potential common shares outstanding during the years result from dilutive stock options and restricted stock units.

The following table presents the net (loss) income per share calculations:

| | | Year Ended May 31 | |
(In thousands, except per share)	2023	2022	2021
Numerator for basic and diluted net (loss) income per share — Net (Loss) Income	$ (22,870)	$ 48,307	$ 60,882
Denominator for basic net (loss) income per share — Weighted average shares	188,881	107,684	106,499
Effect of dilutive stock options and restricted stock units	—	336	621
Denominator for diluted net (loss) income per share	188,881	108,020	107,120
Net (loss) income attributable per share			
Basic	$ (0.12)	$ 0.45	$ 0.57
Diluted	$ (0.12)	$ 0.45	$ 0.57

Due to the net loss in fiscal 2023, the dilutive stock options and RSUs are anti-dilutive. At May 31, 2023 and May 31, 2022, 148,000 and 383,000 shares, respectively, were excluded from the calculation of diluted net (loss) income per share, because the inclusion of such securities in the calculation would have been anti-dilutive. At May 31, 2021, no potential shares were excluded from the computation.

Leases

The Company recognizes in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. We recognized all leases with terms greater than 12 months in duration on our consolidated balance sheets as right-of-use assets and lease liabilities. Right-of-use assets are recorded in other assets on our consolidated balance sheets. Current and non-current lease liabilities are recorded in other accruals within current liabilities and other non-current liabilities, respectively, on our consolidated balance sheets.

We lease various manufacturing, laboratory, warehousing and distribution facilities, administrative and sales offices, equipment and vehicles under operating leases. We evaluate our contracts to determine if an arrangement is a lease at inception and classify it as a finance or operating lease. Currently, all of our leases are classified as operating leases. Leased assets and corresponding liabilities are recognized based on the present value of the lease payments over the lease term. Our lease terms may include options to extend when it is reasonably certain that we will exercise that option.

We have made certain assumptions and judgments when accounting for leases, the most significant of which are:

- We did not elect to use hindsight when considering judgments and estimates such as assessments of lessee options to extend or terminate a lease or purchase the underlying asset.

- For all asset classes, we elected to not recognize a right-of-use asset and lease liability for short-term leases (i.e. leases with a term of 12 months or less).

- For all asset classes, we elected to not separate non-lease components from lease components to which they relate and have accounted for the combined lease and non-lease components as a single lease component.

- The determination of the discount rate used in a lease is our incremental borrowing rate that is based on our estimate of what we would normally pay to borrow on a fully collateralized and amortized basis over a similar term an amount equal to the lease payments.

Supplemental balance sheet information related to operating leases was as follows:

| (In thousands) | Year Ended | |
	May 31, 2023	May 31, 2022
Right of use – assets	$ 11,933	$ 3,184
Lease liabilities – current	3,277	1,440
Lease liabilities – non-current	8,812	1,788

The weighted average remaining lease term and weighted average discount rate were as follows:

| (In thousands) | Year Ended | |
	May 31, 2023	May 31, 2022
Weighted average remaining lease term	4.7 years	3 years
Weighted average discount rate	4.7%	1.7%

Operating lease expenses are classified as cost of revenues or operating expenses on the consolidated statements of income (loss). The components of lease expense were as follows:

| (In thousands) | Year Ended | |
	May 31, 2023	May 31, 2022
Operating leases	$ 2,097	$ 438
Short term leases	460	277
Total lease expense	$ 2,557	$ 715

Cash paid for amounts included in the measurement of lease liabilities for operating leases included in cash flows from operations on the statement of cash flows was approximately $2,139, $1,407, and $1,397 for the years ended May 31, 2023, 2022 and 2021, respectively. Non-cash additions to right-of-use assets obtained from new operating lease liabilities were $11,192 for the year ended May 31, 2023.

Maturities of operating lease liabilities as of May 31, 2023 are as follows:

(In thousands)	Amount
Years ending May 31, 2024	$ 3,542
2025	3,014
2026	2,725
2027	1,624
2028	1,105
2029 and thereafter	1,885
Total lease payments	$ 13,895
Less: imputed interest	(1,806)
Total lease liabilities	$ 12,089

Revenue Recognition

We determine the amount of revenue to be recognized through application of the following steps:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligations.

Essentially all of Neogen's revenue is generated through contracts with its customers. A performance obligation is a promise in a contract to transfer a product or service to a customer. We generally recognized revenue at a point in time when all of our performance obligations under the terms of a contract are satisfied. Revenue is recognized upon transfer of control of promised products or services in an amount that reflects the consideration we expect to receive in exchange for those products or services. The collectability of consideration on the contract is reasonably assured before revenue is recognized. To the extent that customer payment has been received before all recognition criteria are met, these revenues are initially deferred in other accruals on the balance sheet and the revenue is recognized in the period that all recognition criteria have been met.

Certain agreements with customers include discounts or rebates on the sale of products and services applied retrospectively, such as volume rebates achieved by purchasing a specified purchase threshold of goods and services. We account for these discounts as variable consideration and estimate the likelihood of a customer meeting the threshold in order to determine the transaction price using the most predictive approach. We typically use the most-likely-amount method, for incentives that are offered to individual customers, and the expected-value method, for programs that are offered to a broad group of customers. Variable consideration reduces the amount of revenue that is recognized. Rebate obligations related to customer incentive programs are recorded in accrued liabilities. The rebate estimates are adjusted at the end of each applicable measurement period based on information currently available.

The performance obligations in Neogen's contracts are generally satisfied well within one year of contract inception. In such cases, management has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component. Management has elected to utilize the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred because the amortization period for the prepaid costs that would otherwise have been deferred and amortized is one year or less. We account for shipping and handling for products as a fulfillment activity when goods are shipped. Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenues, while the related expenses incurred by Neogen are recorded in sales and marketing expense. These expenses totaled $18,513, $17,482, and $15,180 in fiscal years 2023, 2022, and 2021, respectively. Revenue is recognized net of any tax collected from customers. The taxes are subsequently remitted to governmental authorities. Our terms and conditions of sale generally do not provide for returns of product or reperformance of service except in the case of quality or warranty issues. While these situations are infrequent, due to immateriality of the amount, warranty claims are recorded in the period incurred.

The Company derives revenue from two primary sources — product revenue and service revenue.

Product revenue consists primarily of shipments of:

- Diagnostic test kits, culture media and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation;
- Consumable products marketed to veterinarians, retailers, livestock producers and animal health product distributors; and
- Rodent control products, disinfectants and insect control products to assist in the control of rodents, insects and disease in and around agricultural, food production and other facilities.

Revenue for Neogen's products are recognized and invoiced when the product is shipped to the customer.

Service revenue consists primarily of:

- Genomic identification and related interpretive bioinformatic services; and
- Other commercial laboratory services.

Revenues for Neogen's genomics and commercial laboratory services are recognized and invoiced when the applicable laboratory service is performed and the results are conveyed to the customer.

Payment terms for products and services are generally 30 to 60 days.

The Company has no contract assets. Contract liabilities represent deposits made by customers before the satisfaction of performance obligation(s) and recognition of revenue. Upon completion of the performance obligation(s) that the Company has with the customer, the liability for the customer deposit is relieved and revenue is recognized. These customer deposits are listed as Deferred revenue on the consolidated balance sheets. During fiscal year 2023 and 2022, the Company recorded additions of $11,046 and $10,229 to deferred revenue, respectively. During fiscal year 2023 and 2022, the Company recognized $11,890 and $8,173, respectively, of deferred revenue amounts into revenue. Changes in the balances relate primarily to sales of the Company's genomics services.

On September 1, 2022, Neogen closed on a Reverse Morris Trust transaction to combine with 3M's Food Safety business. Similar to Neogen, 3M's former Food Safety business sells diagnostic test kits, dehydrated culture media, and related products used by food producers and processors to detect foodborne bacteria, allergens and levels of general sanitation. Revenue for these products are recognized and invoiced when the product is shipped to the customer. These products are currently manufactured, invoiced and distributed by 3M on behalf of, and as directed by Neogen to its customers under a number of transition service contracts.

The following table presents disaggregated revenue by major product and service categories for the years ended May 31, 2023, 2022 and 2021:

| | | Year Ended | |
(Dollars in thousands)	May 31, 2023	May 31, 2022	May 31, 2021
Food Safety:			
Natural Toxins, Allergens & Drug Residues	$ 82,567	$ 79,395	$ 76,614
Bacterial & General Sanitation	134,934	47,282	44,009
Culture Media & Other	267,178	75,278	61,245
Rodent Control, Insect Control & Disinfectants	39,655	35,691	32,219
Genomics Services	22,463	22,333	20,157
	$ 546,797	$ 259,979	$ 234,244
Animal Safety:			
Life Sciences	6,254	5,685	5,715
Veterinary Instruments & Disposables	63,843	63,938	48,128
Animal Care & Other	39,068	39,805	35,897
Rodent Control, Insect Control & Disinfectants	87,423	83,610	77,458
Genomics Services	79,062	74,142	67,017
	$ 275,650	$ 267,180	$ 234,215
Total Revenue	$ 822,447	$ 527,159	$ 468,459

2. Goodwill and Other Intangible Assets

Goodwill

Management completed the annual impairment analysis of goodwill using a third-party quantitative assessment as of the first day of the fourth quarter of fiscal year 2023. The fair value of each reporting unit was determined and compared to the carrying value. The inputs to the fair value are defined in the fair value hierarchy as Level 3 inputs. If the carrying value had exceeded the fair value, an impairment charge would have been recorded based on that difference. The annual impairment analysis resulted in no impairment for 2023. Management completed the annual impairment analysis of goodwill using a qualitative approach during fiscal year 2022, which resulted in no impairment charges.

The following table summarizes goodwill by reportable segment:

(In thousands)	Food Safety	Animal Safety	Total
Balance, May 31, 2021	$ 67,822	$ 63,654	$ 131,476
Acquisitions	4,152	11,752	15,904
Foreign currency translation and other	(4,416)	(260)	(4,676)
Balance, May 31, 2022	$ 67,558	$ 75,146	$ 142,704
Acquisitions [(1)]	1,985,476	6,783	1,992,259
Foreign currency translation and other	3,127	(594)	2,533
Balance, May 31, 2023	$ 2,056,161	$ 81,335	$ 2,137,496

[(1)] Animal Safety acquisitions represents portion of FSD transaction recorded at Neogen Australasia.

Other Intangible Assets

As of May 31, 2023, non-amortizable intangible assets included licenses of $569, trademarks of $12,522 and other intangibles of $1,224. During fiscal year 2023, the Company recorded an impairment of $1,000 to its non-amortizable trademarks related to discontinued product lines.

As of May 31, 2022, non-amortizable intangible assets included licenses of $569, trademarks of $13,604 and other intangibles of $1,224.

Management completed the annual impairment analysis of intangible assets with indefinite lives using a qualitative assessment for fiscal year 2023 and a quantitative assessment for fiscal year 2022. Other than the impairment in fiscal year 2023 related to the discrete trademarks discussed above, management determined that recorded amounts were not impaired and that no impairment charges were necessary.

Amortizable intangible assets consisted of the following and are included in amortizable intangible assets within the consolidated balance sheets:

(In thousands)	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 16,010	$ 6,763	$ 9,247
Covenants not to compete	488	384	104
Patents	8,499	4,865	3,634
Customer relationships intangibles	1,244,635	81,577	1,163,058
Trade names and trademarks	111,172	3,583	107,589
Developed technology	309,609	20,175	289,434
Other product and service-related intangibles	23,628	5,907	17,721
Balance, May 31, 2023	$ 1,714,041	$ 123,254	$ 1,590,787
Licenses	$ 17,109	$ 5,682	$ 11,427
Covenants not to compete	846	671	175
Patents	8,347	4,583	3,764
Customer relationships intangibles	75,000	33,662	41,338
Trade names and trademarks	1,180	167	1,013
Developed technology	17,741	6,124	11,617
Other product and service-related intangibles	27,299	4,527	22,772
Balance, May 31, 2022	$ 147,522	$ 55,416	$ 92,106

During fiscal year 2023, the Company recorded an impairment of $2,109 to its amortizable licenses related to discontinued product lines.

Amortization expense for intangibles totaled $71,085, $9,600, and $7,753 in fiscal years 2023, 2022, and 2021, respectively. The estimated amortization expense for each of the five succeeding fiscal years is as follows: $93,200 in 2024, $92,900 in 2025, $92,300 in 2026, $91,700 in 2027, $90,900 in 2028 and $1,129,987 thereafter.

The amortizable intangible assets' useful lives are 2 to 20 years for licenses, 3 to 10 years for covenants not to compete, 5 to 25 years for patents, 9 to 20 years for customer relationships, 10 to 25 years for trade names and trademarks, 10 to 20 years for developed technology and 5 to 15 years for other product and service-related intangibles. All definite-lived intangibles are amortized on a straight-line basis with the exception of definite-lived customer relationships intangibles and product and service-related intangibles, which are amortized on either a straight-line or an accelerated basis.

The weighted average remaining amortization period for intangibles was 18 years as of May 31, 2023 and eight years as of May 31, 2022.

3.   Business Combinations

The Consolidated Statements of Income (Loss) reflect the results of operations for business acquisitions since the respective dates of purchase. All are accounted for using the acquisition method. Goodwill recognized in the acquisitions described below relates primarily to enhancing the Company's strategic platform for the expansion of available product offerings.

Fiscal 2021

In July 2020, the Company acquired the U.S. (including territories) rights to Elanco's StandGuard Pour-on for horn fly and lice control in beef cattle, and related assets. Consideration for the purchase was $2,351 in cash, all paid at closing. The final purchase price allocation, based upon the fair value of these assets determined using the income approach, included inventory of $51 and intangible assets of $2,300. Sales are reported within the Animal Safety segment.

In December 2020, the Company acquired all of the stock of Megazyme, Ltd, an Ireland-based company, and its wholly-owned subsidiaries, U.S.-based Megazyme, Inc. and Ireland-based Megazyme IP. Megazyme is a manufacturer and supplier of diagnostic assay kits and enzymes to measure dietary fiber, complex carbohydrates and enzymes in food and beverages as well as animal feeds. Consideration for the purchase was net cash of $39,800 paid at closing, $8,600 of cash placed in escrow payable to the former owner in two installments in two and four years, $4,900 of stock issued at closing, and up to $2,500 of contingent consideration, payable in two installments over the next year, based upon an excess net sales formula. The final purchase price allocation, based upon the fair value of these assets and liabilities determined using the income approach, included accounts receivable of $1,376, inventory of $5,595, net property, plant and equipment of $12,599, prepayments of $69, other current liabilities of $1,815, contingent consideration

accrual of $2,458, non-current liabilities of $319, non-current deferred tax liabilities of $3,306, intangible assets of $22,945 and the remainder to goodwill (non-deductible for tax purposes). In the year subsequent to the acquisition, payments of $2,349 were made to the former owner. In the second year after the acquisition, the first escrow installment payment was also made. The Irish companies continue to operate in Bray, Ireland, reporting within the Food Safety segment and are managed through Neogen's Scotland operation. The Company's U.S. business is now managed by our Lansing-based Food Safety team.

Fiscal 2022

In September 2021, the Company acquired all of the stock of CAPInnoVet, Inc., a companion animal health business that provides pet medications to the veterinary market. This acquisition provided entry into the retail parasiticide market and enhanced the Company's presence in companion animal markets. Consideration for the purchase was net cash of $17,900 paid at closing. There also is the potential for performance milestone payments to the former owners of up to $6,500 and the Company could incur up to $14,500 in future royalty payments. The final purchase allocation, based upon the fair value of these assets and liabilities determined using the income approach, included accounts receivable of $308, inventory of $531, prepayments of $296, accounts payable of $120, other current liabilities of $84, non-current liabilities of $6,500, intangible assets of $19,200 and the remainder to goodwill (deductible for tax purposes). Upon revaluation of the contingent liability during the third quarter of fiscal year 2023, the Company recognized a gain of $300 on the performance milestone liability, recorded within other income. The business is operated from our location in Lexington, KY, reporting within the Animal Safety segment.

In November 2021, the Company acquired all of the stock of Delf (U.K.) Ltd., a United Kingdom-based manufacturer and supplier of animal hygiene and industrial cleaning products, and Abbott Analytical Ltd., a related service provider. This acquisition expanded the Company's line of dairy hygiene products and enhances our cleaner and disinfectant product portfolio. Consideration for the purchase was net cash of $9,500 paid at closing. The final purchase price allocation, based upon the fair value of these assets and liabilities determined using the income approach, included accounts receivable of $1,059, inventory of $972, net property, plant and equipment of $152, prepayments of $31, accounts payable of $497, other current liabilities of $378, non-current deferred tax liabilities of $780, intangible assets of $3,100 and the remainder to goodwill (non-deductible for tax purposes). The companies continue to operate from their current location in Liverpool, England, reporting within the Food Safety segment and are managed through Neogen's Scotland operation.

In December 2021, the Company acquired all of the stock of Genetic Veterinary Sciences, Inc., a companion animal genetic testing business providing genetic information for dogs, cats and birds to animal owners, breeders and veterinarians. This acquisition further will expand the Company's presence in the companion animal market. Consideration for the purchase was $11,300 in net cash. The final purchase price allocation, based upon the fair value of these assets and liabilities determined using the income approach, included accounts receivable of $38, net inventory of $292, net property, plant and equipment of $399, prepayments of $54, accounts payable of $325, unearned revenue of $1,900, other current liabilities of $321, intangible assets of $5,500 and the remainder to goodwill (deductible for tax purposes). The business is operated from its current location in Spokane, Washington, reporting within the Animal Safety segment. Since completion of initial estimates in the second quarter of fiscal year 2022, the Company has recorded insignificant measurement period adjustments, which resulted in a decrease to the base purchase price.

Fiscal 2023

Thai-Neo Biotech Co., Ltd. Acquisition

On July 1, 2022, the Company acquired all of the stock of Thai-Neo Biotech Co., Ltd., a longstanding distributor of Neogen's food safety products to Thailand and Southeast Asia. This acquisition gives Neogen a direct sales presence in Thailand. Consideration for the purchase was $1,581 in net cash, with $1,310 paid at closing, $37 paid on November 29, 2022 as a working capital adjustment and $234 payable on October 1, 2023. The final purchase price allocation, based upon the fair value of these assets and liabilities determined using the income approach, included intangible assets of $620 (with an estimated life of 10 years). The business continues to operate in Bangkok, Thailand, reporting within the Food Safety segment.

Corvium Acquisition

On February 10, 2023, the Company acquired certain assets as part of an asset purchase agreement with Corvium, Inc., a partner and supplier within the Company's software analytics platform. This acquisition, which primarily includes the software technology, advances the Company's food safety data analytics strategy. The purchase price consideration was $24,067, which included $9,004 held in escrow. Subsequent to May 31, 2023, $8,000 of the escrow balance was released to Corvium, Inc. in July 2023. This transaction is a business combination and was accounted for using the acquisition method.

There also is the potential for performance milestone payments of up to $8,500 based on successful implementation of the software service at customer sites and sale of licenses. As a result, the Company has recorded contingent liabilities of $930 as part of the opening balance sheet within Other non-current liabilities, as shown below.

In the fourth quarter of fiscal 2023, the Company recorded adjustments to intangible assets of $3,820 and contingent liability of $1,070, which decreased the balances, based on a third-party advisor's valuation work and fair value estimates.

Goodwill, which is fully deductible for tax purposes, includes value associated with profits earned from data management solutions that can be offered to existing customers and the expertise and reputation of the assembled workforce. These values are Level 3 fair value measurements.

Our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). While we believe that these preliminary estimates provide a reasonable basis for estimating the fair value of the assets acquired and liabilities assumed, we will continue to evaluate available information prior to finalization of the amounts. The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the fair value of intangible assets.

Due to the Company's acquisition of Corvium, Inc., it recorded a loss of $1,500 during fiscal year 2023 on dissolution of its minority interest in that company.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

Prepaids and other current assets	$	66
Property, plant and equipment		13
Intangible assets		10,180
Deferred revenue		(1,827)
Adjustment of annual license prepaid		(419)
Other non-current liabilities		(930)
Total identifiable assets and liabilities acquired		7,083
Goodwill		16,984
Total purchase consideration		24,067

For each completed acquisition listed above, the revenues and net income were not considered material and were therefore not disclosed.

3M Food Safety Transaction

On September 1, 2022, Neogen, 3M Company ("3M"), and Neogen Food Safety Corporation ("Neogen Food Safety Corporation"), a subsidiary created to carve out 3M's Food Safety Division ("3M FSD", "FSD"), closed on the transaction combining 3M's FSD with Neogen in a Reverse Morris Trust transaction and Neogen Food Safety Corporation became a wholly owned subsidiary of Neogen ("FSD transaction"). Immediately following the FSD transaction, pre-merger Neogen Food Safety Corporation stockholders owned, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-merger Neogen shareholders owned, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. This transaction is a business combination and was accounted for using the acquisition method.

The acquired business is a leading provider of food safety testing solutions. It offers a broad range of food safety testing products that support multiple industries within food and beverage, helping producers to prevent and protect consumers from foodborne illnesses. The business has a broad global presence with products used in more than 60 countries and a diversified revenue base of more than 100,000 end-user customers. The combination of Neogen and the 3M FSD creates a leading innovator with an enhanced geographic footprint, innovative product offerings, digitization capabilities, and financial flexibility to capitalize on robust growth trends in sustainability, food safety, and supply chain integrity. The acquired Food Safety business continues to primarily operate in facilities in Minnesota and the United Kingdom ("U.K."), and is being managed overall in Michigan, reporting within the Food Safety segment.

The purchase price consideration for the 3M FSD was $3.2 billion, net of customary purchase price adjustments and transaction costs, which consisted of 108,269,946 shares of Neogen common stock issued on closing with a fair value of $2.2 billion and cash consideration of $1 billion, funded by the additional financing secured by the Company. See Note 4 "Long-Term Debt" for further detail on the debt incurred.

During the fiscal year ended May 31, 2023, the Company recorded adjustments to its preliminary allocation of the purchase consideration to assets acquired and liabilities assumed based on initial fair value estimates and is subject to continuing management analysis, with assistance from third-party valuation advisors. In the fourth quarter of fiscal 2023, Inventory and Property, plant and equipment amounts were finalized. The excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets of $1.97 billion was recorded as goodwill, of which $1.92 billion is non-deductible for tax purposes. Goodwill includes value associated with profits earned from market and expansion capabilities, expected synergies from integration and streamlining operational activities, the expertise and reputation of the assembled workforce and other intangible assets that do not qualify for separate recognition. These values are Level 3 fair value measurements.

The preliminary fair values of net tangible assets and intangible assets acquired were based on preliminary valuations, and our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). The primary areas of the preliminary purchase price allocation that are not yet finalized relate to deferred income tax liabilities. The fair values of the assets acquired and liabilities assumed are based on our preliminary estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. While we believe that these preliminary estimates provide a reasonable basis for estimating the fair value of the assets acquired and liabilities assumed, we will continue to evaluate available information prior to finalization of the amounts.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

Cash and cash equivalents	$ 319
Inventories	18,403
Other current assets	14,855
Property, plant and equipment	25,832
Intangible assets	1,560,000
Right of use asset	882
Lease liability	(885)
Deferred tax liabilities	(352,481)
Other liabilities	(2,832)
Total identifiable assets and liabilities acquired	1,264,093
Goodwill	1,974,520
Total purchase consideration	$ 3,238,613

The following table summarizes the intangible assets acquired and the useful life of these assets.

	Fair Value	Useful Life in Years
Trade Names and Trademarks	110,000	25
Developed Technology	280,000	15
Customer Relationships	1,170,000	20
Total intangible assets acquired	1,560,000	

The Company determined the fair value of the acquired customer relationships intangible assets by applying the multi-period excess earnings method, which involved the use of significant estimates and assumptions related to forecasted revenue growth rate and customer attrition rate. Valuation specialists were used to develop and evaluate the appropriateness of the multi-period excess earnings method, the Company's discount rates, attrition rate and fair value estimates using its cash flow projections.

During the twelve months ended May 31, 2023, transaction fees and integration costs of $58,175 were expensed. In the twelve months ended May 31, 2022, acquisition related costs of $25,581 were expensed. These costs are included in general and administrative expenses in the Company's consolidated statements of income (loss).

The operating results of the FSD have been included in the Company's consolidated statements of income (loss) since the acquisition date. In fiscal year 2023, the FSD's total revenue was $279,541 and operating loss was approximately $28,200. The operating loss includes $58,175 of transaction fees and integration expenses, $60,872 of amortization expense for acquired intangible assets and a $3,245 charge to cost of goods sold related to the step up to fair value on acquired inventory.

The following table presents unaudited pro forma information as if the merger with the 3M FSD business had occurred on June 1, 2021 and had been combined with the results reported in our consolidated statements of income (loss) for all periods presented:

| | Year Ended | |
	May 31, 2023	May 31, 2022
Net sales	$ 919,959	$ 910,978
Operating income	$ 44,373	$ 42,258

The unaudited pro forma information is presented for informational purposes only and is not indicative of the results that would have been achieved if the merger had taken place at such time. The unaudited pro forma information presented above includes adjustments primarily for amortization charges for acquired intangible assets and certain acquisition-related expenses for legal and professional fees.

In connection with the acquisition of the 3M FSD, the Company and 3M entered into several transition service agreements, including manufacturing, distribution and certain back-office support, that have been accounted for separately from the acquisition of assets and assumption of liabilities in the business combination. 3M periodically remits amounts charged to customers on our behalf and charges us for the associated cost of goods sold and transition service fees. Additionally, 3M is reimbursing the Company for a portion of its SAP implementation costs. As of May 31, 2023, a receivable from 3M of $12,365 was included in prepaid expenses and other current assets in the Company's consolidated balance sheets.

4. Long-Term Debt

The Company's long-term debt consists of the following:

Term Loan	$ 550,000
Senior Notes	350,000
Total long-term debt	900,000
Less: Unamortized debt issuance costs	(14,561)
Total non-current debt, net	$ 885,439

The Company had a financing agreement with a bank providing for a $15,000 unsecured revolving line of credit, which originally expired on November 30, 2023, but was replaced by the five-year senior secured revolving facility as part of the Credit Facilities described below. There were no advances against the line of credit during fiscal 2022 and there were no advances in fiscal 2023 before the line of credit was extinguished. Interest on any borrowings under that agreement was at LIBOR plus 100 basis points. Financial covenants included maintaining specified levels of tangible net worth, debt service coverage, and funded debt to EBITDA, each of which the Company was in compliance with during the period the line of credit was available.

As of May 31, 2022, the Company had no outstanding debt. In connection with the acquisition of 3M's Food Safety business as described more fully in Note 8, Neogen incurred financing

through Neogen Food Safety Corporation as follows:

Credit Facilities

On June 30, 2022, Neogen Food Safety Corporation entered into a credit agreement consisting of a five-year senior secured term loan facility ("term loan facility") in the amount of $650,000 and a five-year senior secured revolving facility ("revolving facility") in the amount of $150,000 (collectively, the "Credit Facilities") to fund the FSD transaction. The term loan facility was drawn on August 31, 2022, to fund the closing of the FSD transaction on September 1, 2022 while the revolving facility was undrawn and continues to be undrawn as of May 31, 2023.

The Credit Facilities bear interest based on term SOFR plus an applicable margin which ranges between 150 to 225 basis points, determined for each interest period and paid monthly. During the twelve months ended May 31, 2023, the interest rates ranged from 4.81% to 7.33% per annum. The term loan facility matures on June 30, 2027 and the revolving facility matures at the earlier of June 30, 2027 and the termination of the revolving commitments. The Company paid $60,000 of the term loan facility's principal in September 2022 and an additional $40,000 of the term loan facility's principal in December 2022, in order to decrease the outstanding debt balance.

The term loan facility contains an optional prepayment feature at the discretion of the Company. The Company determined that the prepayment feature did not meet the definition of an embedded derivative and does not require bifurcation from the host liability and, accordingly, has accounted for the entire instrument at amortized cost.

In November 2022, the Company entered into an interest rate swap agreement, whereby interest on $250,000 of the total $550,000 principal balance is paid at a fixed rate. See Note 9. "Fair Value and Derivatives" for further detail on the interest rate swap agreement.

The Company can draw any amount under the revolving facility up to the $150,000 limit, with the amount to be repaid on the termination date of the revolving commitments. Debt issuance costs of $2,361 were incurred related to the revolving facility. These costs are being amortized as interest expense in the consolidated statements of (loss) income over the contractual life of the revolving facility using the straight line method. Amortization of the deferred debt issuance costs for the revolving facility was $366 during the twelve months ended May 31, 2023. Debt issuance costs of $489 were recorded in Prepaid expenses and other current assets and $1,506 were recorded in Other non-current assets on the consolidated balance sheet as of May 31, 2023. The Company must pay an annual commitment fee ranging from 0.20% and 0.35% on the unused portion of the Revolving Credit Facility, paid quarterly. As of May 31, 2023, the commitment fee was 0.35% and $473 was recorded as interest expense in the consolidated statements of income (loss) during the twelve months ended May 31, 2023.

Accrued interest payable on the term loan as of May 31, 2023 was $164. The Company incurred $10,232 in total debt issuance costs on the term loan which is recorded as an offset to the term loan facility and amortized over the contractual life of the loan to interest expense using the straight line method. The amortization of deferred debt issuance costs of $1,588 and interest expense of $27,254 (excluding swap credit of $577) for the term loan was included in the consolidated statements of income (loss) during the twelve months ended May 31, 2023.

Financial covenants include maintaining specified levels of funded debt to EBITDA, and debt service coverage. As of May 31, 2023, the Company was in compliance with its debt covenants.

Senior Notes
On July 20, 2022, Neogen Food Safety Corporation closed on an offering of $350,000 aggregate principal amount of 8.625% senior notes due 2030 (the "Notes") in a private placement at par. The Notes were initially issued by Neogen Food Safety Corporation to 3M and were transferred and delivered by 3M to the selling security-holder in the offering, in satisfaction of certain of 3M's existing debt. Upon closing of the FSD transaction on September 1, 2022, the Notes became guaranteed on a senior unsecured basis by the Company and certain wholly-owned domestic subsidiaries of the Company.

The Company determined that the redemption features of the Notes did not meet the definition of a derivative and thus does not require bifurcation from the host liability and accordingly has accounted for the entire instrument at amortized cost.

Total accrued interest on the Notes was $10,985 as of May 31, 2023 based on the stated interest rate of 8.625%. This amount was included in current liabilities on the consolidated balance sheets. The Company incurred total debt issuance costs of $6,683, which is recorded as an offset to the Notes and amortized over the contractual life of the Notes to interest expense using the straight line method. The amortization of deferred debt issuance costs of $766 and interest expense of $26,079 for the Notes was included in the consolidated statements of income (loss) during the twelve months ended May 31, 2023.

There are no required principal payments on the Term Loan or the Senior Notes through fiscal year 2026, due to $100,000 in prepayments made on the Term Loan in fiscal 2023. The expected maturities associated with the Company's outstanding debt as of May 31, 2023, were as follows:

Fiscal Year	Amount
2024	$ —
2025	—
2026	—
2027	—
2028	34,063
Thereafter	515,937
	350,000
Total	$ 900,000

5. Equity Compensation Plans
The Company's long-term incentive plans allow for the grant of various types of share-based awards to officers, directors and other key employees of the Company. Incentive and non-qualified options to purchase shares of common stock have been granted under the terms of the 2018 Omnibus Incentive Plan. These options are granted at an exercise price of the closing price of the common stock on the date of grant. Options vest ratably over three and five year periods and the contractual terms are generally five, seven or ten years. The Company grants restricted stock units (RSUs) under the terms of the 2018 Omnibus Incentive Plan, which vest ratably over three and five year periods. The fair value of the options was estimated at the date of the grant using the Black-Scholes option pricing model. The fair value of the RSUs is determined based on the closing price of the common stock on the date of grant.

Remaining shares available for grant under share-based compensation plans were 2,871,000, 5,386,000, and 6,355,000 at May 31, 2023, 2022, and 2021, respectively. Compensation expense related to share-based awards was $10,177, $7,154, and $6,437 in fiscal years 2023, 2022, and 2021, respectively.

Options

(Options in thousands)	Options	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value
Outstanding at May 31, 2020 (972 exercisable)	4,324	$ 27.98	$ 6.98
Granted	403	34.23	7.71
Exercised	(1,389)	24.38	6.31
Forfeited	(381)	28.99	7.20
Outstanding at May 31, 2021 (643 exercisable)	2,957	$ 27.98	$ 6.98
Granted	615	36.42	8.49
Exercised	(281)	22.79	6.29
Forfeited	(47)	33.93	8.02
Outstanding at May 31, 2022 (1,191 exercisable)	3,244	$ 32.13	$ 7.66
Granted	1,704	14.68	4.61
Exercised	(22)	14.78	4.23
Forfeited	(704)	29.81	7.26
Outstanding at May 31, 2023 (1,401 exercisable)	4,222	$ 25.56	$ 6.51

The following is a summary of stock options outstanding at May 31, 2023:

(Options in thousands) Range of Exercise Price	Options Outstanding			Options Exercisable	
	Number	Average Contractual Life (in years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$12.20 – $20.00	1,585	6.3	$ 13.63	27	$ 15.95
$20.01 – $28.00	138	6.7	25.11	90	23.93
$28.01 – $36.00	2,124	1.8	31.77	1,205	31.84
$36.01 – $42.15	375	3.4	40.94	79	40.99
	4,222	3.8	$ 25.56	1,401	$ 31.54

The weighted average exercise price of shares subject to options that were exercisable at May 31, 2022 and 2021 was $30.24 and $28.10, respectively.

Remaining compensation cost to be expensed in future periods for non-vested options was $11,729 at May 31, 2023, with a weighted average expense recognition period of 2.4 years.

(In thousands)	Year Ended May 31		
	2023	2022	2021
Aggregate intrinsic value of options outstanding	$ 6,154	$ 850	$ 46,667
Aggregate intrinsic value of options exercisable	$ 42	$ 817	$ 11,617
Aggregate intrinsic value of options exercised	$ 73	$ 5,507	$ 22,349

The fair value of stock options granted was estimated using the following weighted-average assumptions:

	Year Ended May 31		
	2023	2022	2021
Risk-free interest rate	3.3%	0.4%	0.2%
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock volatility	34.0%	32.8%	31.3%
Expected option life	4.5 years	3.12 years	3.25 years

The risk-free interest rate for periods within the expected life of options granted is based on the United States Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options granted are expected to be outstanding, is based on historical option exercise and employee termination data. We include recent historical experience in estimating our forfeitures. As employees terminate, grant tranches expire or as forfeitures are known, estimated expense is adjusted to actual. For options granted in fiscal years 2023, 2022, and 2021, the Company recorded charges in general and administrative expense based on the fair value of stock options using the straight-line method over the vesting period of three to five years.

Restricted Stock Units

The RSUs are expensed straight-line over the remaining weighted-average period of 2.7 years. On May 31, 2023, there was $10,839 in unamortized compensation cost related to non-vested RSUs. The fair value of restricted stock units vested during fiscal years 2023 and 2022 was $820 and $1,032, respectively. There were no RSUs that vested during fiscal year 2021.

(RSU Grants in thousands)	RSUs	Weighted Average Grand Date Fair Value
Outstanding at May 31, 2021	**121**	**$ 34.21**
Granted	169	37.28
Released	(25)	34.24
Forefeited	(8)	36.80
Outstanding at May 31, 2022	**257**	**$ 36.14**
Granted	596	13.83
Released	(60)	35.14
Forefeited	(27)	22.81
Outstanding at May 31, 2022	**766**	**19.30**

The weighted average grant date fair value of the fiscal year 2021 awards was $34.21.

Employee Stock Purchase Plan

The Company offers eligible employees the option to purchase common stock at a 5% discount to the lower of the market value of the stock at the beginning or end of each participation period under the terms of the 2021 Employee Stock Purchase Plan. The discount is recorded in general and administrative expense. Total individual purchases in any year are limited to 10% of compensation. Shares purchased by employees through this program were 94,604 in fiscal 2023, 43,456 in fiscal 2022, and 38,406 in fiscal 2021. As of May 31, 2023, common stock totaling 881,323 of the 1,000,000 authorized shares remained reserved for issuance under the plan.

6. Income Taxes

Income before income taxes by source consists of the following amounts:

| | | Year Ended May 31 | |
(In thousands)	2023	2022	2021
U.S.	$ (85,681)	$ 38,554	$ 55,753
Foreign	63,639	21,653	19,515
	$ (22,042)	$ 60,207	$ 75,268

The provision for income taxes consists of the following:

| | | Year Ended May 31 | |
(In thousands)	2023	2022	2021
Current:			
Domestic			
Federal	$ 8,674	$ 8,579	$ 6,981
Change in tax-related uncertainties	278	3	(75)
State	1,616	2,406	2,147
Foreign	9,490	5,140	4,875
Total Current	20,058	16,128	13,928
Deferred:			
Domestic			
Federal	(17,406)	(3,721)	479
State	(1,865)	(356)	44
Foreign	41	(151)	(65)
Total Deferred	(19,230)	(4,228)	458
Provision for Income Taxes	$ 828	$ 11,900	$ 14,386

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

| | | Year Ended May 31 | |
(In thousands)	2023	2022	2021
Tax at U.S. statutory rate	$ (4,629)	$ 12,643	$ 15,806
Permanent differences	325	179	292
Global intangible low-taxed income (GILTI)	6,482	1,501	2,064
Foreign derived intangible income deduction (FDII)	(643)	(1,308)	(1,210)
Foreign rate differential	(3,742)	215	669
Subpart F income	152	397	628
Tax-effect from stock-based compensation	1,946	(462)	(2,651)
Provision for state income taxes, net of federal benefit	18	1,517	1,601
Non-deductible acquisition expenses	7,187	—	—
Tax credits	(6,709)	(2,527)	(3,298)
Impact of tax rate changes	—	583	(75)
Change in tax-related uncertainties	278	3	55
Changes in valuation allowances	355	85	—
Research expenditures deduction	(365)	(112)	—
Other	173	(814)	505
Income Tax Expense	$ 828	$ 11,900	$ 14,386

Foreign tax credits, primarily offsetting taxes associated with Subpart F and GILTI income, were $5,324, $1,747, and $2,753 in fiscal years 2023, 2022, and 2021, respectively. The Company's research and development credits were $1,385, $780, and $545 in fiscal years 2023, 2022, and 2021, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income tax liabilities and assets are as follows:

	May 31	
(In thousands)	2023	2022
Deferred income tax liabilities		
Indefinite and long-lived assets	$ (369,500)	$ (22,709)
Right of use asset	(1,834)	(344)
Prepaid expenses	(1,480)	(884)
	(372,814)	(23,937)
Deferred income tax assets		
Interest expense not currently deductible	5,782	—
Research and experimentation capitalization	5,868	—
Stock options	2,192	2,085
Inventories and accounts receivable	3,219	2,044
Tax loss carryforwards	3,909	561
Lease liability	1,899	382
Accrued expenses and other	1,981	2,422
	24,850	7,494
Valuation allowance	(2,110)	(568)
Net deferred income tax liabilities	$ (350,074)	$ (17,011)
Net deferred income tax assets (jurisdictional)	$ 3,353	$ 575
Net deferred income tax liabilities (jurisdictional)	(353,427)	(17,586)
Net deferred income tax liabilities	$ (350,074)	$ (17,011)

The Company has the following net operating loss carryforwards:

(In thousands)	May 31, 2023	Expiry
U.S.	$ 281	2037
Foreign	13,362	2024 to Indefinite
	$ 13,580	

Valuation allowances against certain deferred tax assets are established based on management's determination of a more likely than not standard that the tax benefits will not be realized.

We are subject to income taxes in the U.S. (federal and state) and in numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The Company's policy is to recognize both accrued interest expense and penalties related to unrecognized tax benefits in income tax expense. The amount of interest and penalties included in the unrecognized tax benefits reserve was $145 at May 31, 2023, $69 at May 31, 2022, and $65 at May 31, 2021. Of the total unrecognized tax benefits at May 31, 2023 and 2022, $1,087 and $808, respectively, comprise unrecognized tax positions that would, if recognized, affect our effective tax rate.

The reconciliation of our unrecognized tax benefits is as follows:

(In thousands)	May 31		
	2023	2022	2021
Beginning balance	$ 741	$ 764	$ 762
Increase (decrease) related to prior periods	2	(75)	(182)
Increase related to current period	479	147	184
Lapses of applicable statute of limitations	(276)	(95)	-
Ending balance	$ 946	$ 741	$ 764

The Company is no longer subject to examination by the Internal Revenue Service for fiscal year 2019 and preceding years.

As of May 31, 2023, the Company has approximately $153 million of undistributed earnings in its foreign subsidiaries. Approximately $41 million of these earnings are no longer considered permanently reinvested. The incremental tax cost to repatriate these earnings to the US is immaterial. The Company has not provided deferred taxes on approximately $112 million of undistributed earnings from non-U.S. subsidiaries as of May 31, 2023 which are indefinitely reinvested in operations. Based on historical experience, as well as management's future plans, earnings from these subsidiaries will continue to be re-invested indefinitely for future expansion and working capital needs. On an annual basis, we evaluate the current business environment and whether any new events or other external changes might require future evaluation of the decision to indefinitely re-invest these foreign earnings. It is not practical to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

7. Commitments and Contingencies

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. The Company currently utilizes a pump and treat remediation strategy, which includes semi-annual monitoring and reporting, consulting, and maintenance of monitoring wells. We expense these annual costs of remediation, which have ranged from $63 to $131 per year over the past five years. The Company's estimated remaining liability for these costs was $916 at both May 31, 2023 and 2022, measured on an undiscounted basis over an estimated period of 15 years. In fiscal 2019, the Company performed an updated Corrective Measures Study on the site, per a request from the Wisconsin Department of Natural Resources (WDNR), and is currently working with the WDNR regarding potential alternative remediation strategies going forward. The Company believes that the current pump and treat strategy is appropriate for the site. However, the Company initiated a pilot study in fiscal 2022 which chemical reagents were injected into the ground in an attempt to reduce on-site contamination. The study will run over a two year period, with a majority of expenses incurred in fiscal 2022. Testing and treatment costs of $85 were incurred in fiscal 2023. At this time, the outcome of the pilot study is unknown, but a change in the current remediation strategy, depending on the alternative selected, could result in an increase in future costs and ultimately, an increase in the currently recorded liability, with an offsetting charge to operations in the period recorded.

The Company has recorded $100 as a current liability, and the remaining $816 is recorded in other non-current liabilities in the consolidated balance sheet as of May 31, 2023.

The Company previously disclosed an ongoing investigation by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC) regarding activities or transactions involving parties located in Iran. In fiscal year 2020, the Company recorded a charge to Other (expense) income and recorded a reserve of $600 to provide for potential fines or penalties on this matter. On March 28, 2023, the Company received a Cautionary Letter from OFAC concluding its investigation without civil monetary penalty or other enforcement action. As the investigation is effectively resolved, the Company reversed a $600 accrual in the fourth quarter of 2023.

The Company has agreements with unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense, recorded in sales and marketing, under the terms of these agreements was $3,392, $1,999, and $2,129 for fiscal years 2023, 2022, and 2021, respectively. Some of these agreements provide for guaranteed minimum royalty payments to be paid each fiscal year by the Company for certain technologies. Future minimum royalty payments are as follows: 2024—$112, 2025—$109, 2026—$84, 2027—$84, and 2028—$67.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, are not expected to have a material effect on its future results of operations or financial position.

8.   Defined Contribution Benefit Plan

The Company maintains a defined contribution 401(k) benefit plan covering substantially all domestic employees. Employees are permitted to defer compensation up to IRS limits, with Neogen matching 100% of the first 3% of deferred compensation and 50% of the next 2% of deferred compensation. Neogen's expense under this plan was $2,439, $1,834, and $1,204 in fiscal years 2023, 2022, and 2021, respectively.

9.   Fair Value and Derivatives

Fair Value of Financial Instruments

Fair value measurements are determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs. The Company utilizes a fair value hierarchy based upon the observability of inputs used in valuation techniques as follows:

Level 1:   Observable inputs such as quoted prices in active markets;

Level 2:   Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:   Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The carrying amounts of the Company's financial instruments other than cash equivalents and marketable securities, which include accounts receivable and accounts payable, approximate fair value based on either their short maturity or current terms for similar instruments.

Items Measured at Fair Value on a Recurring Basis

We forecast our net exposure in various receivables and payables to fluctuations in the value of various currencies, and have entered into a number of foreign currency forward contracts each month to mitigate that exposure. These contracts are recorded net at fair value on our consolidated balance sheets, classified as Level 2 in the fair value hierarchy.

Gains and losses from these foreign currency forward contracts are recognized in other income in our consolidated statements of income (loss). The notional amount of forward contracts in place was $15,500 and $4,424 as of May 31, 2023 and 2022, respectively, and consisted of hedges of transactions up to June 2023.

(In thousands)

Fair Value of Deriviatives Not Designated as Hedging Instruments	Balance Sheet Location	May 31, 2023	May 31, 2022
Foreign currency forward contracts, net	Other receivable (Other accruals)	$ 140	$ (78)

We record the fair value of our interest rate swaps on a recurring basis using Level 2 observable market inputs for similar assets or liabilities in active markets.

Fair Value of Derivatives Designated as Hedging Instruments	Balance Sheet Location	May 31, 2023	May 31, 2022
Interest rate swaps – current	Other current assets	$ 2,087	$ —
Interest rate swaps – non-current	Other non-current liabilities	$ (4,770)	—

Items Measured at Fair Value on a Nonrecurring Basis

In addition to items that are measured at fair value on a recurring basis, the Company measures certain assets and liabilities at fair value on a nonrecurring basis, which are not included in the table above. As these nonrecurring fair value measurements are generally determined using unobservable inputs, these fair value measurements are classified within Level 3 of the fair value hierarchy. For further information see Note 2 "Goodwill and Other Intangible Assets" and Note 3 "Business Combinations".

Items Not Carried at Fair Value

Fair values of the Company's Term Loan and Senior Notes were as follows:

	May 31, 2023
Aggregate fair value	$ 927,720
Aggregate carrying value [1]	$ 900,000

[1] *Excludes unamortized debt issuance costs.*

Fair values were based on available market information and other observable data and are classified within Level 2 of the fair value hierarchy.

Derivatives

Derivatives Not Designated as Hedging Instruments

The location and amount of gains from derivatives not designated as hedging instruments in our consolidated statements of income (loss) were as follows:

(In thousands)

Deriviatives Not Designated as Hedging Instruments	Location in statements of (loss) income	May 31, 2023	May 31, 2022	May 31, 2021
Foreign currency forward contracts	Other (expense) income	$ (10,092)	$ 1,218	$ 2,651

Derivatives Designated as Hedging Instruments

In November 2022, we entered into a receive-variable, pay-fixed interest rate swap agreement with an initial $250,000 notional value, which is designated as a cash flow hedge. This agreement fixed a portion of the variable interest due on our term loan facility, with an effective date of December 2, 2022 and a maturity date of June 30, 2027. Under the terms of the agreement, we pay a fixed interest rate of 4.215% plus an applicable margin ranging between 150 to 225 basis points and receive a variable rate of interest based on term SOFR from the counterparty, which is reset according to the duration of the SOFR term. The fair value of the interest rate swap as of May 31, 2023 was a net liability of $2,683. The Company expects to reclassify a $2,087 gain of accumulated other comprehensive income into earnings in the next 12 months.

The following table summarizes the other comprehensive income (loss) before reclassifications of derivative gains and losses:

Derivatives Designated as Hedging Instruments	Other Comprehensive Income (Loss) Before Reclassifications During Year Ended May 31		
	2023	2022	2021
Interest rate swaps	$ (1,599)	$ —	$ —

The following table summarizes the reclassification of derivative gains and losses into net income from accumulated other comprehensive income (loss):

Derivatives Designated as Hedging Instruments	Location of Gain (Loss) Reclassified	Gain (Loss) Reclassified During Year Ended May 31		
		2023	2022	2021
Interest rate swaps	Interest expense	$ 440	$ —	$ —

10. Segment Information

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment is primarily engaged in the development, production and marketing of diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the development, production and marketing of products dedicated to animal safety, including a complete line of consumable products marketed to veterinarians and animal health product distributors. This segment also provides genomic identification and related interpretive bioinformatic services. Additionally, the Animal Safety segment produces and markets rodent control products, disinfectants and insect control products to assist in the control of rodents, insects and disease in and around agricultural, food production and other facilities.

Neogen's international operations in the United Kingdom, Mexico, Guatemala, Brazil, Argentina, Uruguay, Chile, China and India originally focused on the sales and marketing of our food safety products, and each of these units reports through the Food Safety segment. In recent years, these operations have expanded to offer the Company's complete line of products and services, including those usually associated with the Animal Safety segment such as cleaners, disinfectants, rodent control products, insect control products, veterinary instruments and genomics services. These additional products and services are managed and directed by existing management and are reported through the Food Safety segment.

Neogen's operation in Australia originally focused on providing genomics services and sales of animal safety products and reports through the Animal Safety segment. This operation has expanded to offer our complete line of products and services, including those usually associated with the Food Safety segment. These additional products are managed and directed by existing management at Neogen Australasia and report through the Animal Safety segment.

The accounting policies of each of the segments are the same as those described in Note 1. "Summary of Significant Accounting Policies".

Segment information is as follows:

(In thousands)	Food Safety	Animal Safety	Corporate and Eliminations[1]	Total
Fiscal 2023				
Product revenues, net to external customers	$ 518,488	$ 196,588	$ —	$ 715,076
Service revenues, net to external customers	28,309	79,062	—	107,371
Total revenues to external customers	546,797	275,650	—	822,447
Operating income (loss)	60,414	43,332	(66,231)	37,515
Depreciation and amortization	76,841	11,536	—	88,377
Interest expense	—	—	55,961	55,961
Total assets	3,970,356	338,507	245,569	4,554,432
Expenditures for long-lived assets	52,169	13,588	—	65,757
Fiscal 2022				
Product revenues, net to external customers	$ 231,626	$ 193,038	$ —	$ 424,664
Service revenues, net to external customers	28,353	74,142	—	102,495
Total revenues to external customers	259,979	267,180	—	527,159
Operating income (loss)	38,581	52,546	(32,509)	58,618
Depreciation and amortization	13,386	10,308	—	23,694
Interest expense	—	—	72	72
Total assets	304,461	307,417	381,051	992,929
Expenditures for long-lived assets	7,842	16,939	—	24,781
Fiscal 2021				
Product revenues, net to external customers	$ 209,104	$ 167,198	$ —	$ 376,302
Service revenues, net to external customers	25,140	67,017	—	92,157
Total revenues to external customers	234,244	234,215	—	468,459
Operating income (loss)	33,725	48,685	(8,241)	74,169
Depreciation and amortization	11,575	9,466	—	21,041
Interest expense	—	—	78	78
Total assets	295,065	244,039	381,088	920,192
Expenditures for long-lived assets	13,730	12,982	—	26,712

[1] Includes corporate assets, including cash and cash equivalents, marketable securities, current and deferred tax accounts, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions.

Revenue is determined by location of the end customer. The following table presents the Company's revenue disaggregated by geographical location.

	Year ended May 31		
(In thousands)	2023	2022	2021
Domestic	$ 424,005	$ 317,820	$ 285,262
International	398,442	209,339	183,197
Total revenue	$ 822,447	$ 527,159	$ 468,459

The following table presents the Company's net property and equipment amounts disaggregated by country.

	Year ended May 31	
(In thousands)	2023	2022
United States	$ 130,967	$ 63,313
United Kingdom	20,123	14,204
Other	47,659	33,067
Total PPE	$ 198,749	$ 110,584

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors | Neogen Corporation | Lansing, Michigan

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Neogen Corporation (the "Company") as of May 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of May 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated August 15, 2023 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the customer relationships intangible asset – 3M Food Safety Division transaction

As described in Note 3 to the consolidated financial statements, on September 1, 2022, the Company completed a transaction combining 3M's Food Safety Division with Neogen in a Reverse Morris Trust transaction for consideration of approximately $3.2 billion, which resulted in recording of a customer relationships intangible asset valued at $1.17 billion. Management determined the fair value of the acquired customer relationships intangible asset by applying the multi-period excess earnings method, which involved the use of significant estimates and assumptions related to forecasted revenue growth rate and customer attrition rate.

We identified the valuation of the customer relationship intangible asset from the 3M Food Safety Division transaction as a critical audit matter. The principal considerations for this determination are the significant judgments and assumptions made by management when determining the fair value of the customer relationships intangible asset, specifically the forecasted revenue growth rate and customer attrition rate. Auditing these elements involved especially subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:
- Utilizing personnel with specialized knowledge and skills in valuation to assist in (i) evaluating management's process for estimating the fair value of the customer relationship intangible asset, and (ii) evaluating the methodology used and the reasonableness of the attrition rate.
- Evaluating the reliability of the underlying data provided by management.
- Evaluating the reasonableness of the significant assumptions related to the forecasted revenue growth rate by (i) analyzing the current and past performance of the former 3M Food Safety Division, (ii) evaluating the consistency with external market and industry data, and (iii) comparing the consistency with evidence obtained in other areas of the audit.

We have served as the Company's auditor since 2014.

BDO USA, LLP

Grand Rapids, Michigan
August 15, 2023

41

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13-a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded
as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On September 1, 2022, we completed our merger with Neogen Food Safety Corporation, a wholly owned subsidiary of 3M that was created to carve out 3M's Food Safety Division. We are in the process of evaluating the existing controls and procedures of 3M's Food Safety Division and integrating it into our internal control over financial reporting. In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, management has excluded the business that we acquired from our assessment of the effectiveness of internal control over financial reporting as of May 31, 2023. The business that we acquired in 3M's Food Safety Division represented approximately 82% of the Company's total assets as of May 31, 2023, 34% of the Company's revenues and 29% of the Company's operating income for the year ended May 31, 2023.

Under the supervision of and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of May 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management's assessment of the Company's internal control over financial reporting identified the following material weaknesses that existed as of May 31, 2023:

- We identified a material weakness in internal control related to ineffective information technology general controls (ITGCs) in the areas of user access and change management over certain information technology (IT) systems that support the Company's financial reporting processes. Specifically, we did not design and maintain: (i) sufficient logical access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately. As a result, manual business process controls that are dependent on the affected ITGCs were also deemed ineffective, because they could have been adversely impacted to the extent that they rely upon information and configurations from the affected IT systems.
- We identified a material weakness in internal control related to ineffective period-end invoice accrual controls that are designed to ensure the completeness and accuracy of accrued expenses and accrued capital assets.
- We identified a material weakness in internal control related to ineffective operation of management review controls related to the accounting, valuation and purchase price allocation of the Company's acquisitions and associated goodwill. Specifically, we did not maintain adequate documentation supporting the precision of the operating effectiveness of certain associated management review controls.

These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore, we concluded that the deficiencies represent material weaknesses. As a result of these material weaknesses, management has concluded that our internal control over financial reporting was not effective as of May 31, 2023.

Following identification of these material weaknesses and prior to filing this Annual Report on Form 10-K, we completed additional procedures and concluded that our consolidated financial statements included in this Form 10-K have been prepared in accordance with U.S. GAAP and fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Form 10-K.

The Company's independent registered public accounting firm, BDO USA, P.A., which has audited and reported on our consolidated financial statements, issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of May 31, 2023, which is included in this annual report below.

Plan of Remediation

Management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. The Company continues to provide additional training to personnel and put in place additional quality control measures around its processes and the retention and documentation of evidence of control activities.

When fully implemented and operational, we believe that these actions will remediate the underlying causes of the material weaknesses and strengthen our internal control over financial reporting. The material weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

As we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weaknesses. We cannot provide assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. We will continue to assess the effectiveness of our remediation efforts in connection with our evaluations of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the material weaknesses and related remediation efforts described above, and any changes resulting from the business combination described above, no changes in our internal control over financial reporting were identified as having occurred during the quarter ended May 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

John E. Adent,
President and CEO

David H. Naemura,
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors | Neogen Corporation | Lansing, Michigan

Opinion on Internal Control over Financial Reporting

We have audited Neogen Corporation's (the "Company's") internal control over financial reporting as of May 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of May 31, 2023, based on the COSO criteria. We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the Company after the date of management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of May 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2023, and the related notes and our report dated August 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and described in management's assessment. These material weaknesses related to management's failure to design and maintain effective controls over financial reporting, specifically related to the following: (1) information technology general controls in the areas of user access and change management over certain information technology systems that support the Company's financial reporting processes, (2) period-end invoice accrual controls and (3) management review controls related to the accounting, valuation and purchase price allocation of the Company's acquisitions and associated goodwill. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated August 15, 2023 on those consolidated financial statements.

As indicated in the accompanying "Item 9A, Changes in Internal Control over Financial Reporting", management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 3M's Food Safety Division, which was acquired on September 1, 2022, and which is included in the consolidated balance sheet of the Company as of May 31, 2023, and the related consolidated statements of income (loss), comprehensive income, stockholders' equity, and cash flows for the year then ended. 3M's Food Safety Division constituted 82% of total assets as of May 31, 2023, and 34% and 29% of revenues and operating income, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of 3M's Food Safety Division because of the timing of the acquisition which was completed on September 1, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of 3M's Food Safety Division.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

BDO USA, LLP

Grand Rapids, Michigan
August 15, 2023

Officers

John E. Adent
President and Chief Executive Officer

Robert S. Donofrio, Ph.D.
Vice President, Chief Scientific Officer

Douglas E. Jones
Vice President, Chief Operating Officer

Jason W. Lilly, Ph.D.
Vice President, Americas & Australia / New Zealand

Julie L. Mann
Vice President, Chief Human Resources Officer

David Naemura
Chief Financial Officer

Amy M. Rocklin, Ph.D.
Vice President, General Counsel and Corporate Secretary

Directors

James C. Borel
Board Chair
Former Executive Vice President, E.I. duPont de Nemours

William T. Boehm, Ph.D.
Former Senior Vice President, Kroger Company
Former Senior Economist, President's Council of Economic Advisors

Jeff Capello
Managing Member, Monomoy Advisors
Former Chief Financial Officer, PerkinElmer, Inc.

Ronald D. Green, Ph.D.
Chancellor, University of Nebraska–Lincoln

Aashima Gupta
Global Director for Healthcare Provider Solutions, Google Cloud

Ralph A. Rodriguez
President & Chief Product Officer, Daon

James P. Tobin
Former Vice President, Monsanto

Darci L. Vetter
Global Head – Policy & Governmental Regulations, The Nature Conservancy
Former Chief Agricultural Negotiator, Office of the U.S. Trade Representative

Catherine E. Woteki, Ph.D.
Distinguished Institute Professor, Biocomplexity Institute at the University of Virginia
Former Undersecretary for United States Department of Agriculture's (USDA) Research, Education, and Economics Mission

Neogen Corporation and Subsidiaries: Comparison of Five-Year Cumulative Total Return and Stock Profile Activity

The graph below matches Neogen Corporation's cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index, the S&P 500 Life Sciences Tools & Services index and the S&P 400 Health Care index. The S&P 400 Health Care index is an appropriate comparison for Neogen, as it is focused primarily on mid-cap companies in healthcare and related end markets, and it replaces the NASDAQ Medical Equipment index, which is no longer a traded index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 5/31/2018 to 5/31/2023.



$250
$200
$150
$100
$50
$0
Neogen Corporation
NASDAQ Composite
S&P 400 Health Care
S&P 500 Life Sciences Tools & Services
May 2018
May 2019
May 2020
May 2021
May 2022
May 2023

Market Information

Neogen Common Stock is traded on the NASDAQ Global Select Market under the symbol NEOG.

Holders

As of June 30, 2023, there were approximately 215 stockholders of record of our common stock. The actual number of holders is greater than this number and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. Management believes there are a total of approximately 10,000 beneficial holders.

Dividends

Neogen has never paid cash dividends on its common stock and does not expect to pay dividends in the foreseeable future.

Form 10-K and the Company's Code of Ethics

Copies of Form 10-K and the Company's Code of Ethics will be provided upon request without charge to persons directing their request to:

Neogen Corporation

Attention: Investor Relations
620 Lesher Place, Lansing, MI 48912

Annual Meeting

October 25, 2023 at 10:00 a.m.
www.virtualshareholdermeeting.com/NEOG2023

Independent Registered Public Accounting Firm

BDO USA, LLP
200 Ottawa Avenue N.W., Suite 300;
Grand Rapids, MI 49503

Stock Transfer Agent and Registrar

American Stock Transfer and Trust Co.
6201 15th Avenue, Brooklyn, NY 11219

Neogen Corporation, 620 Lesher Place, Lansing, MI 48912 USA.



NASDAQ: NEOG